Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 3, 2009

PepsiCo, Inc.
(Exact Name of Registrant as Specified in Charter)

North Carolina	1-1183	13-1584302
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Anderson Hill Road Purchase, New York 10577
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 253-2000

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.      Entry into a Material Definitive Agreement.

On August 3, 2009, (i) PepsiCo, Inc., a North Carolina corporation (the “Company”), The Pepsi Bottling Group, Inc., a Delaware corporation (“PBG”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly-owned by the Company (“Metro”), entered into an Agreement and Plan of Merger (the “PBG Merger Agreement”) and (ii) the Company, PepsiAmericas, Inc., a Delaware corporation (“PAS”), and Metro entered into an Agreement and Plan of Merger (the “PAS Merger Agreement” and, together with the PBG Merger Agreement, the “Merger Agreements”).

The PBG Merger Agreement provides that, upon the terms and subject to the conditions set forth in the PBG Merger Agreement, PBG will be merged with and into Metro (the “PBG Merger”), with Metro continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company.  As of the effective time of the PBG Merger, each outstanding share of common stock of PBG (each, a “PBG Share”) that is not owned by Metro, PepsiCo or a subsidiary of PepsiCo or held by PBG as treasury stock will be cancelled and converted into the right to receive, at the holder’s election, either 0.6432 shares of common stock of the Company or $36.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding PBG Shares will be converted into the right to receive common stock of the Company and an aggregate 50% of the outstanding PBG Shares will be converted into the right to receive cash.

The PAS Merger Agreement provides that, upon the terms and subject to the conditions set forth in the PAS Merger Agreement, PAS will merge with and into Metro (the “PAS Merger”), with Metro continuing as the surviving corporation and a wholly owned subsidiary of the Company.  As of the effective time of the PAS Merger, each outstanding share of common stock of PAS (each, a “PAS Share”) that is not owned by Metro, PepsiCo or a subsidiary of PepsiCo or held by PAS as treasury stock will be cancelled and converted into the right to receive, at the holder’s election, either 0.5022 shares of common stock of the Company or $28.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding PAS Shares will be converted into the right to receive common stock of the Company and an aggregate 50% of the outstanding PAS Shares will be converted into the right to receive cash.

Consummation of each of the Mergers is subject to various conditions, including, in the case of the PBG Merger, the adoption of the PBG Merger Agreement by PBG’s stockholders, the absence of legal prohibitions and the receipt of requisite regulatory approvals, and, in the case of the PAS Merger, the adoption of the PAS Merger Agreement by PAS’s stockholders, the absence of legal prohibitions and the receipt of requisite regulatory approvals.  In addition, the Company’s obligation to consummate the PAS Merger is subject to the satisfaction of certain conditions to the consummation of the PBG Merger to the extent they relate to competition laws.  Consummation of the Mergers is not subject to a financing condition.

Each of the Merger Agreements contains certain termination rights for both the Company, on the one hand, and PBG or PAS, as the case may be, on the other hand.  The PBG Merger Agreement provides that, upon termination under specified circumstances, PBG would be required to pay the Company a termination fee of $165.3 million.  The PAS Merger Agreement provides that, upon termination under specified circumstances, PAS would be required to pay the Company a termination fee of $71.6 million.

The foregoing summary of the Merger Agreements, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreements, which are attached as Exhibit 2.1 (PBG Merger Agreement) and Exhibit 2.2 (PAS Merger Agreement) and incorporated herein by reference.

The Merger Agreements have been included to provide security holders with information regarding their terms.  They are not intended to provide any other factual information about the Company, PBG or PAS.  The representations, warranties and covenants contained in each Merger Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the Merger Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, PBG, PAS or Metro.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 8.01.  Other Events.

On August 3, 2009, the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which Bank of America, N.A., Banc of America Securities LLC and affiliates of Citigroup Global Markets Inc. have committed to provide up to $4 billion under a 364-day senior unsecured revolving credit facility to finance the Mergers, including to backstop commercial paper issued in connection therewith.  The commitment is subject to various conditions.  The foregoing summary of the Commitment Letter, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is attached as Exhibit 99.2 and incorporated herein by reference.

On August 4, 2009, the Company, PBG and PAS issued a joint press release announcing that they had entered into the PBG Merger Agreement and the PAS Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference into this Item 8.01.

Item 9.01.   Financial Statements and Exhibits.

(c) Exhibits

2.1
Agreement and Plan of Merger dated as of August 3, 2009 among PepsiCo, Inc., The Pepsi Bottling Group, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc. (the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

2.2
Agreement and Plan of Merger dated as of August 3 2009, among PepsiCo, Inc., PepsiAmericas, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc. (the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K).

99.1	Joint Press Release issued by PepsiCo, Inc., The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc., dated August 4, 2009, announcing entry into the PBG Merger Agreement and the PAS Merger Agreement.

99.2	Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSICO, INC.

Date:	August 4, 2009	By:	/s/ Thomas H. Tamoney, Jr.
			Name:	Thomas H. Tamoney, Jr.
			Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of August 3, 2009 among PepsiCo, Inc., The Pepsi Bottling Group, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc.
2.2	Agreement and Plan of Merger dated as of August 3, 2009 among PepsiCo, Inc., PepsiAmericas, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc.
99.1	Joint Press Release issued by PepsiCo, Inc., The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc., dated August 4, 2009, announcing entry into the PBG Merger Agreement and the PAS Merger Agreement.
99.2	Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009.

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 3, 2009

among

THE PEPSI BOTTLING GROUP, INC.,

PEPSICO, INC.

and

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

TABLE OF CONTENTS

PAGE

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions	1
Section 1.02. Other Definitional and Interpretative Provisions	8

ARTICLE 2
THE MERGER

ARTICLE 3
THE SURVIVING ENTITY

Section 3.01. Certificate of Incorporation	19
Section 3.02. Bylaws	20
Section 3.03. Directors and Officers	20

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

i

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

ARTICLE 6
COVENANTS OF THE COMPANY

Section 6.01. Conduct of the Company	43
Section 6.02. Company Stockholder Meeting	46
Section 6.03. No Solicitation; Other Offers	47
Section 6.04. Tax Matters	50

ii

ARTICLE 7
COVENANTS OF PARENT

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

ARTICLE 9
CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party	59

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary..	60
Section 9.03. Conditions to the Obligations of the Company	61

ARTICLE 10
TERMINATION
Section 10.01. Termination	62

Section 10.02. Effect of Termination	63

ARTICLE 11
MISCELLANEOUS

iii

SCHEDULES:

Company Disclosure Schedule
Parent Disclosure Schedule

iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 3, 2009 among The Pepsi Bottling Group, Inc., a Delaware corporation (the “Company”), PepsiCo, Inc., a North Carolina corporation (“Parent”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly-owned by Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has approved and deemed it advisable that the stockholders of the Company adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of the Company with and into Merger Subsidiary on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have approved this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Subsidiary and PepsiAmericas, Inc., a Delaware corporation (“PAS”), have entered into an Agreement and Plan of Merger (the “Concurrent Merger Agreement”) providing for, among other things, the acquisition of PAS by Parent by means of a merger of PAS with and into Merger Subsidiary on the terms and subject to the conditions set forth in the Concurrent Merger Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury regulations promulgated under the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15%

or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that for purposes of this Agreement, the Company and its Subsidiaries shall not be considered Affiliates of Parent and Parent and its Subsidiaries shall not be considered Affiliates of the Company unless otherwise expressly stated herein.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 27, 2008 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 27, 2008.

“Company Class B Stock” means the Class B common stock, $0.01 par value, of the Company, together with the associated Company Rights.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

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“Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement.

“Company Rights Agreement” means the Rights Agreement dated as of May 18, 2009 between the Company and Mellon Investor Services LLC.

“Company Stock” means the common stock, $0.01 par value, of the Company, but not including the Company Class B Stock, together with the associated Company Rights.

“Company Stock Plan” means any equity compensation plan or arrangement of the Company or any of its Subsidiaries.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2008.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any Applicable Law or any legally binding agreement with any Governmental Authority relating to the environment, any pollutant or contaminant, any toxic, radioactive, ignitable, corrosive or otherwise hazardous substance, chemical, waste or material, or, as it relates to exposure to hazardous materials, human health and safety.

“Environmental Permits” means all permits, licenses, consents, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the ownership or the operation of the business of the Company or any of its Subsidiaries, as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United

States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

3

“Hazardous Substance” means any pollutant, contaminant or any toxic, radioactive, ignitable, corrosive, or otherwise hazardous substance, chemical, waste or material, including petroleum, its derivatives, by-products, other hydrocarbons, asbestos and asbestos-containing materials, and any other substance, waste or material that in relevant concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iv) Trade Secrets; (v) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (vi) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights; and (vii) any similar intellectual property or proprietary rights.

“knowledge” means (i) in respect of Parent, the actual knowledge of the persons listed in Section 1.01(a) of the Parent Disclosure Schedule and (ii) in respect of the Company, the actual knowledge of persons listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, sublease, license, easement, covenant, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions, to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (B) changes (including changes of Applicable Law) or conditions

4

generally affecting the industry in which such Person and its Subsidiaries operate to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters, to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (D) public disclosure of this Agreement and the Concurrent Merger Agreement and transactions contemplated by this Agreement and the Concurrent Merger Agreement, (E) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a Material Adverse Effect) or (F) changes in GAAP. In addition, for purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur, any effect resulting from actions taken by Parent or any of its Subsidiaries (i) in its or their capacity as a stockholder of the Company or (ii) that are not in the ordinary course of business consistent with the past practice of business interactions among the Company, Parent and its Subsidiaries shall be excluded.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Jersey Law” means the New Jersey Business Corporation Act.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 27, 2008 and the footnotes therein set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 27, 2008.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Stock” means the common stock, par value one and two-thirds cents, of Parent.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 27, 2008.

5

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means, with respect to any property or asset, (i) any Lien disclosed on the Company Balance Sheet, (ii) any Lien for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, or (iv) any Lien which does not materially detract from the value of such property or asset, or materially interfere with any present or intended use of such property or asset.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002. “SEC” means the Securities and Exchange Commission.

“Special Committee” means a committee of the Company’s Board of Directors the members of which are not affiliated with Parent.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Title IV Plan” means any Employee Plan subject to Title IV of ERISA, other than a Multiemployer Plan.

“Trade Secrets” means any confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Option	2.06
Adjusted SAR	2.06
Adjusted SAR Exercise Price	2.06
Agreement	Preamble
Cash Electing Share	2.02
Cash Election	2.03
Cash Election Number	2.04
Cash Election Price	2.02

6

Term	Section
Cash Proration Factor	2.04
Certificates	2.05
Closing	2.01
Company	Preamble
Company Adverse Recommendation Change	6.02
Company Board Recommendation	4.02
Company Preferred Stock	4.05
Company Rights Agreement Amendment	4.23
Company RSU	2.06
Company SAR	2.06
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.06
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Concurrent Merger Agreement	Preamble
Confidentiality Agreement	8.05
Continuing Employees	7.06
D&O Insurance	7.04
DOJ	8.01
Dissenters’ Shares	2.11
Effective Time	2.01
Election Deadline	2.05
Election Form	2.05
Election Record Date	2.05
Employee Plan	4.16
End Date	10.01
Exchange Agent	2.05
Exchange Fund	2.05
FTC	8.01
Government Officials	4.24
Indemnified Person	7.04
International Plan	4.16
Mailing Date	2.05
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Non-Electing Shares	2.04
Parent	Preamble
Parent Class B Approval	7.03
Parent SEC Documents	5.07
Parent Securities	5.05

7

Term	Section
Parent Subsidiary Securities	5.06
PAS	Preamble
Per Share Stock Consideration	2.02
Phantom Stock Unit	2.06
Proxy Statement	4.09
Registration Statement	4.09
Representatives	6.03
Schedule 13E-3	4.09
Second Request	8.01
Stock Proration Factor	2.04
Superior Proposal	6.03
Surviving Entity	2.01
Tax	4.15
Taxing Authority	4.15
Tax Return	4.15
Tax Sharing Agreements	4.15
2009 Indenture	7.09
368 Reorganization	4.20
Uncertificated Shares	2.05

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References

8

from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2
THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, the Company shall be merged with and into Merger Subsidiary in accordance with Delaware Law and, to the extent applicable, New Jersey Law (the “Merger”), whereupon the separate existence of the Company shall cease, and Merger Subsidiary shall be the surviving entity (the “Surviving Entity”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue and make all other filings or recordings required by Delaware Law or New Jersey Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under New Jersey Law or, if applicable, Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time by virtue of the Merger and without any action on the part of any holder of shares of Company Stock or Company Class B Stock or any holder of shares of common stock of Merger Subsidiary:

9

(a) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding shares of capital stock of the Surviving Entity.

(b) Each share of Company Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto. Each share of Company Stock held by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.02(b), Section 2.02(d), Section 2.08 or Section 2.11, be converted into the following (collectively, the “Merger Consideration”):

(i) for each such share of Company Stock with respect to which an election to receive cash has been effectively made and not revoked and that is not deemed converted into the right to receive the Per Share Stock Consideration pursuant to Section 2.04 (each, a “Cash Electing Share”), the right to receive an amount equal to $36.50 in cash without interest (the “Cash Election Price”); and

(ii) for each other such share of Company Stock, the right to receive 0.6432 shares (the “Per Share Stock Consideration”) of Parent Stock.

(d) Each share of Company Class B Stock outstanding immediately prior to the Effective Time owned by Parent or Merger Subsidiary shall be canceled, and no payment shall be made with respect thereto, and each other share of Company Class B Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Stock Consideration. As of the Effective Time, all such shares of Company Class B Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Stock Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08, in each case to be issued or paid in accordance with Section 2.05, without interest. Each share of Company Stock owned by any Subsidiary of Parent (other than Merger Subsidiary) outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Stock Consideration.

Section 2.03. Elections. Each Person who, at the close of business on the Election Record Date is a record holder of shares of Company Stock referred to in Section 2.02(c) will be entitled, with respect to any or all of such shares of Company Stock, to make an election (a “Cash Election”) to receive the Cash Election Price on the basis hereinafter set forth. No such Person shall be entitled

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to make a Cash Election with respect to Dissenters’ Shares. Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under Delaware Law shall thereupon be deemed to have made a Cash Election with respect to such Dissenters’ Shares.

Section 2.04. Proration of Cash Election Price. (a) The number of shares of Company Stock to be converted into the right to receive the Cash Election Price at the Effective Time shall equal the number of shares of Company Stock which is 50% of the number of shares of Company Stock outstanding immediately prior to the Effective Time (excluding any shares of Company Stock to be canceled pursuant to Section 2.02(b) and any shares of Company Stock held by Parent or any of its Subsidiaries) (as may be adjusted pursuant to Section 2.04(e), the “Cash Election Number”).

(b) If the number of Cash Electing Shares exceeds the Cash Election Number, then the Cash Electing Shares shall be treated in the following manner:

(i) A cash proration factor (the “Cash Proration Factor”) shall be determined by dividing the Cash Election Number by the total number of Cash Electing Shares.

(ii) A number of Cash Electing Shares covered by each stockholder’s Cash Election equal to the product of (x) the Cash Proration Factor and (y) the total number of Cash Electing Shares covered by such Cash Election, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price.

(iii) Each Cash Electing Share, other than those shares of Company Stock converted into the right to receive the Cash Election Price in accordance with Section 2.04(b)(ii), shall be converted into the right to receive the Per Share Stock Consideration as if such shares of Company Stock were not Cash Electing Shares.

(c) If the number of Cash Electing Shares is equal to the Cash Election Number, then each Cash Electing Share shall be converted into the right to receive the Cash Election Price and each other share of Company Stock (other than shares of Company Stock to be canceled pursuant to Section 2.02(b)) shall be converted into the right to receive the Per Share Stock Consideration.

(d) If the number of Cash Electing Shares is less than the Cash Election Number, then:

(i) Each Cash Electing Share shall be converted into the right to receive the Cash Election Price.

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(ii) The shares of Company Stock as to which a Cash Election is not in effect (excluding shares of Company Stock to be canceled pursuant to Section 2.02(b) and any shares of Company Stock held by Parent or any of its Subsidiaries) (the “Non-Electing Shares”) shall be treated in the following manner:

(A) A stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the difference between the Cash Election Number and the number of Cash Electing Shares, by (y) the total number of Non-Electing Shares.

(B) A number of Non-Electing Shares of each stockholder equal to the product of (x) the Stock Proration Factor and (y) the total number of Non-Electing Shares of such shareholder, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price (and a Cash Election shall be deemed to have been made with respect to such shares).

(C) Each Non-Electing Share of each stockholder as to which a Cash Election is not deemed made pursuant to Section 2.04(d)(ii)(B) shall be converted into the right to receive the Per Share Stock Consideration.

(e) If either the tax opinion of Parent’s counsel referred to in Section 9.02(d) or the opinion of the Company’s counsel referred to in Section 9.03(b) cannot be rendered (as reasonably determined by such counsel) as a result of the Merger potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Cash Election Number shall be decreased to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

Section 2.05. Election Procedures; Exchange Agent; Surrender and Payment. (a) Prior to the date of the Company Stockholder Meeting, Parent and the Company shall prepare a form (an “Election Form”) pursuant to which a holder of record of shares of Company Stock may make a Cash Election with respect to each share of Company Stock owned by such holder. The Company shall cause an Election Form and a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of Company Stock (the “Certificates”) to the Exchange Agent, or other proper evidence of ownership acceptable to the Exchange Agent in the case of Uncertificated Shares) for use in exchanging Certificates for the Merger Consideration to be mailed no more than 40 Business Days and no fewer than fifteen Business Days before the anticipated Effective Time or on such other date as Parent and the Company may agree (the “Mailing Date”) to each holder of record of shares of Company Stock

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as of two Business Days before the Mailing Date (the “Election Record Date”). Parent and the Company shall use reasonable efforts to make an Election Form available to all persons who become holders of record of Company Stock between the Election Record Date and the Election Deadline. The Election Form shall be used by each record holder of shares of Company Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election.

(b) Prior to the date of the Company Stockholder Meeting, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of (i) receiving Election Forms and determining, in accordance with this Article 2, the form of Merger Consideration to be received by each holder of shares of Company Stock and (ii) exchanging for the Merger Consideration (A) Certificates or (B) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall deposit, or shall cause to be deposited with the Exchange Agent, as needed, for the benefit of the holders of the Certificates and the Uncertificated Shares, for exchange in accordance with this Article 2, (i) subject to Section 2.05(e), certificates representing the shares of Parent Stock that constitute the stock portion of the Merger Consideration and (ii) an amount of cash necessary to satisfy the cash portion of the Merger Consideration (collectively, the “Exchange Fund”). Promptly after the Effective Time, but no later than five Business Days, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock which have not previously been delivered to the Exchange Agent pursuant to Section 2.05(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Uncertificated Shares) for use in such exchange.

(c) A Cash Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York, NY time on the third Business Day prior to the Effective Time or such other date as Parent and the Company may agree (the “Election Deadline”) (which Election Deadline shall be publicly announced by Parent as soon as practicable, but in no event less than eight Business Days prior to the Effective Time, and to the extent the Effective Time is later than the date so publicly announced, the Election Deadline may be adjusted accordingly by Parent and the Company) (i) an Election Form covering the shares of Company Stock to which such Cash Election applies, executed and completed in accordance with the instructions set forth in such Election Form, and (ii) Certificates, in such form and with such endorsements, stock powers and signature guarantees as may be required by such Election Form or the letter of transmittal or an “agent’s message” with respect to Uncertificated Shares. A Cash Election may be revoked or changed only by delivering to the Exchange Agent,

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prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Company Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Company Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Company Stock. Any termination of this Agreement in accordance with Article 10 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d) The Company and Parent shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal, the manner and extent to which Cash Elections are to be taken into account in making the determinations required by this Section 2.05 and the payment of the Merger Consideration.

(e) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Stock or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08.

(f) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity or the Exchange

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Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(h) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.08, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08, and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(j) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by a holder of Company Stock in connection with the Merger, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

(k) At the Effective Time or promptly thereafter, Parent shall surrender or cause to be surrendered to the Exchange Agent (i) all certificates for Company Stock and Company Class B Stock owned by any Subsidiary of Parent (other than

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Merger Subsidiary) and (ii) a properly completed letter of transmittal. The shares of Parent Stock to be delivered pursuant to this Section 2.05(k) shall, at Parent’s option, be in uncertificated book-entry form or physical certificated form. Until so surrendered, each such certificate shall represent after the Effective Time for all purposes only the right to receive the consideration set forth in Section 2.02(d).

Section 2.06. Equity-Based Awards. (a) The terms of each outstanding option to purchase shares of Company Stock under any Company Stock Plan (a “Company Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option (each, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Per Share Stock Consideration. The exercise price per share of Parent Stock subject to any such Adjusted Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration. For the avoidance of doubt (i) the exercise price of, and number of shares subject to, each Adjusted Option shall be determined as necessary to comply with Section 409A of the Code, (ii) any fractional share of Parent Stock resulting from an aggregation of all the shares subject to any Company Stock Option of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share and (iii) for any Company Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under any of Sections 422 through 424 of the Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(b) The terms of each outstanding cash-settled stock appreciation right valued with respect to Company Stock under any Company Stock Plan (a “Company SAR”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Company SAR outstanding immediately prior to the Effective Time shall be converted into a cash-settled stock appreciation right (each, an “Adjusted SAR”), on the same terms and conditions as were applicable under such Company SAR immediately prior to the Effective Time, with respect to the number of shares of Parent Stock equal to the product of (l) the number of shares of Company Stock relating to such Company SAR immediately prior to the Effective Time multiplied by the Per Share Stock Consideration. The exercise price per share of Parent Stock relating to any such Adjusted SAR (the “Adjusted SAR Exercise Price”) will be an amount (rounded

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up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Company Stock relating to such Company SAR immediately prior to the Effective Time divided by (b) the Per Share Stock Consideration. For the avoidance of doubt (i) the exercise price of, and number of shares relating to, each Adjusted SAR shall be determined as necessary to comply with Section 409A of the Code and (ii) any fractional share of Parent Stock resulting from an aggregation of all the shares relating to any Company SAR of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share. As of May 31, 2009, there were approximately 394,714 shares of Company Stock relating to outstanding Company SARs, all of which are to be settled in cash.

(c) Parent shall take such actions as are necessary for the assumption of the Company Stock Options, Company SARs, Company RSUs and Phantom Stock Units pursuant to this Section 2.06, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.06. Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to the Company Stock Options, Company SARs, Company RSUs and Phantom Stock Units and, where applicable, shall have such registration statement declared effective as soon as practicable following the Effective Time and maintain the effectiveness of such registration statement covering such Company Stock Options, Company SARs, Company RSUs and Phantom Stock Units (and to maintain the current status of the prospectus contained therein) for so long as such Company Stock Option, Company SARs, Company RSU or Phantom Stock Unit remains outstanding. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Parent shall administer any Company Stock Plan assumed pursuant to this Section 2.06 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent such Company Stock Plan complied with such rule prior to the Merger.

(d) As of the Effective Time, each then-outstanding right, held by an employee or by a non-employee director, whether vested or unvested, which may be settled in shares of Company Stock issued under the Executive Income Deferral Program or any other Company Stock Plan (a “Phantom Stock Unit”) and any associated dividend equivalent units and each then-outstanding restricted stock unit right, held by an employee, representing an unfunded contractual right to receive shares of Company Stock issued under any Company Stock Plan (a “Company RSU”) and any associated dividend equivalent units will be adjusted so that its holder will be entitled to receive, upon settlement thereof, a number of shares of Parent Stock (or cash in an amount equal to the aggregate value of such shares) (i) equal to the product of (A) the number of shares of Company Stock subject to such Phantom Stock Unit or Company RSU (and, in each case, any associated dividend equivalent units), as applicable, immediately prior to the

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Effective Time multiplied by (B) the Per Share Stock Consideration and (ii) then rounded down to the nearest whole share; provided that, in the case of any Company RSU award (and any associated dividend equivalent units) that is subject to vesting based on the attainment of performance conditions, (i) the number of shares of Company Stock underlying such Company RSU award (and any associated dividend equivalent units) shall be deemed to be the number of shares of Company Stock deliverable in respect of such award based on target level of performance and (ii) following the conversion of such award at the Effective Time into a right to receive Parent Stock, such award shall vest based solely on the continued service of the holder thereof. As of the Effective Time, each Company RSU award (and any associated dividend equivalent units) held by a non-employee director immediately prior to the Effective Time shall become fully vested and shall be cancelled, and the holder thereof shall be entitled to receive in respect of each share of Company Stock subject to such award, in consideration for such cancellation, the Merger Consideration, which shall not be subject to any further vesting requirements or risk of forfeiture. Except as specifically provided in the preceding sentence, each Phantom Stock Unit or Company RSU (and, in each case, any associated dividend equivalent units), as applicable, will continue to be governed by the same terms and conditions as were applicable to the Phantom Stock Unit or Company RSU (and, in each case, any associated dividend equivalent units), as applicable, immediately prior to the Effective Time.

(e) Prior to the Effective Time, the Company shall take any actions with respect to stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.06.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and, if applicable, the Per Share Stock Consideration and its determination shall be appropriately adjusted.

Section 2.08. Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock or Company Class B Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price of a share of Parent Stock on the New York Stock Exchange on the trading day immediately preceding the day on which the Effective Time occurs by

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the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.09. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Surviving Entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, Surviving Entity or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, Surviving Entity or Parent, as the case may be, made such deduction and withholding.

Section 2.10. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.11. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (“Dissenters’ Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

ARTICLE 3
THE SURVIVING ENTITY

Section 3.01. Certificate of Incorporation. Subject to Section 7.04(b), the certificate of incorporation of Merger Subsidiary in effect at the Effective Time

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shall be the certificate of incorporation of the Surviving Entity until amended in accordance with Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.04(b), the bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Entity until amended in accordance with the bylaws and Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the bylaws and Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Entity.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed after December 27, 2008 and before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company in effect on the date of this Agreement.

Section 4.02. Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. Assuming the Parent Class B Approval is obtained in accordance with Section 7.03, the affirmative vote of the holders of (i) a majority of the outstanding shares of Company Stock

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and Company Class B Stock, voting together as a single class, and (ii) a majority of the votes cast by the holders of the Company Stock voting separately as a class, are the only votes of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (together, the “Company Stockholder Approval”). Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At meetings duly called and held, (i) the Special Committee has recommended to the Company’s Board of Directors that it accept the transactions contemplated hereby as being advisable and in the best interests of the Company and its stockholders, (ii) the Company’s Audit and Affiliated Transactions Committee reviewed and approved the transactions contemplated hereby and (iii) the Company’s Board of Directors has (x) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its stockholders, (y) approved and deemed advisable this Agreement and the transactions contemplated hereby and (z) resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by its stockholders (all such actions by the Special Committee, the Company’s Audit and Affiliated Transactions Committee and the Company’s Board of Directors, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Competition Law, (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a

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violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 900,000,000 shares of Company Stock, (ii) 100,000 shares of Company Class B Stock and (iii) 20,000,000 shares of Preferred Stock, par value $0.01 (“Company Preferred Stock”). As of July 24, 2009, there were outstanding (i) 215,516,466 shares of Company Stock, (ii) Company Stock Options to purchase an aggregate of 29,550,326 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 20,365,773 shares of Company Stock were exercisable), (iii) 4,109,834 shares of Company Stock subject to Company RSUs, (iv) 53,844 shares of Company Stock subject to Phantom Stock Units, (v) 138,543 accrued dividend equivalent units associated with Company RSUs and Phantom Stock Units, (vi) 100,000 shares of Company Class B Stock and (vii) no shares of Company Preferred Stock.

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Option or other equity compensation award or equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. The Company has provided to Parent a complete and correct list, as of June 13, 2009, of each outstanding employee stock option to purchase shares of Company Stock, each share of Company Stock subject to restricted stock awards and each Company restricted stock unit award, in each case including, as applicable, the holder, date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05, for the Company SARs referred to in Section 2.06(b) and for changes since July 24, 2009 resulting from the exercise of Company Stock Options and settlement of

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Phantom Stock Units and Company RSUs outstanding on such date, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in the Company, (ii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d) None of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. As of the date of this Agreement, all material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by the Company or any wholly owned Subsidiary of the Company, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of,

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or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since December 31, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.

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(f) Since January 1, 2007, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. (a) The proxy or information statement of the Company to be filed as part of the Registration Statement with

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the SEC in connection with the Merger (the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. The Proxy Statement, or any amendment or supplement thereto, shall not, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information supplied by the Company for inclusion or incorporation by reference in the registration statement of Parent on Form S-4 or any amendment or supplement thereto to be filed with the SEC with respect to the offering of Parent Stock in connection with the Merger (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The information supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used herein, “Schedule 13E-3” means the Rule 13E-3 Transaction Statement on Schedule 13E-3 to be filed with the SEC in connection with this Agreement concurrently with the filing of the Registration Statement.

(d) The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or any amendment or supplement thereto based upon information furnished by Parent or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From the Company Balance Sheet Date to the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. From June 13, 2009 to the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period

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from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), 6.01(b), 6.01(c), 6.01(e), 6.01(f), 6.01(j), 6.01(k) or any agreement, resolution or commitment to take any of the actions set forth in such Sections.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; and (c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. Each of the Company and its Subsidiaries is and has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or otherwise have sufficient rights to use, all Intellectual Property used in, held for use in or necessary for the conduct of their respective businesses as currently conducted.

Section 4.15. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all

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Applicable Law, and all such material Tax Returns are true and complete in all material respects. The Company and each of its Subsidiaries has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes shown on such Tax Returns as due and payable. Where payment is not yet due or is being contested in good faith, the Company has established in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(b) (i) The material income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired; (ii) neither the Company nor any of its Subsidiaries has granted an extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect; and (iii) there are no material claims, audits, actions, suits, proceedings or investigations now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(c) There are no material Liens for Taxes (other than statutory liens for taxes not yet due and payable or being contested in good faith, for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(d) (i) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax Sharing Agreement (other than such an agreement or arrangement between or among (A) the Company (or its Subsidiaries) and Parent (or its Subsidiaries) or (B) the Company and its Subsidiaries exclusively), (ii) neither the Company nor any of its Subsidiaries has liability for the payment of any amount as a result of being party to any Tax Sharing Agreement (other than such agreement or arrangement between or among (X) the Company (or its Subsidiaries) and Parent (or its Subsidiaries) or (Y) the Company and its Subsidiaries exclusively) or with respect to the payment of any amount imposed on any person described in clauses, (i) or (ii) in the definition of Tax in Section 4.15(j) as a result of any express or implied agreement or arrangement (including an indemnification agreement or arrangement); and (iii) neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or Parent).

(e) Neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(f)  None of the Subsidiaries of the Company owns any Company Stock.

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(g) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) Section 4.15(h) of the Company Disclosure Schedule contains a list, as of the date of this Agreement, of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries owns or leases any material interest in real property.

(i) Section 4.15(i) of the Company Disclosure Schedule contains a list, as of the date of this Agreement, of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries files any material Tax Returns.

(j) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, and (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.16. Employees and Employee Benefit Plans; ERISA. (a) Section 4.16(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan.

(b) With respect to each material Employee Plan, the Company has made available to Parent true, complete and correct copies of the following (as applicable) (i) the written document evidencing the Employee Plan, (ii) all amendments thereto, (iii) the most recent annual report (Form 5500 including, if

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applicable, all schedules) and (iv) actuarial report prepared in connection with any such plan or trust.

(c) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) No “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” which would not reasonably be expected to give rise to any material liability for the Company or any of its Subsidiaries, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) incurred, or reasonably expects to incur, prior to the Effective Time (A) any material liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (B) any material liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time. With respect to each Employee Plan subject to Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) there has been no material change in the funded status of such plan as reflected in the most recent actuarial report completed prior to the date hereof, (ii) no such plan is in “at risk” status within the meaning of Section 303 of ERISA, (iii) the level of annual minimum funding contributions required for each such plan for the plan year of each such plan beginning in 2009 is not reasonably expected to materially increase above the level of annual minimum funding contributions required for such plan for the plan year of such plan beginning in 2008, (iv) neither Parent, the Company nor any of their respective Subsidiaries are reasonably expected to be required to post security with respect to the funding any such plan and (v) no condition exists which could constitute grounds for termination by PBGC of any such plan.

(e) The assets of the Company and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Section 430(k) of the Code by reason of a failure of the Company or any of its Subsidiaries to make timely installments or other payments required under Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

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(f) Section 4.16(f) of the Company Disclosure Schedule sets forth a complete list of all Multiemployer Plans to which the Company contributes as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the level of the annual contributions by the Company and its Subsidiaries to all Multiemployer Plans to which the Company or any of its Subsidiaries contributes as of the date hereof is not reasonably expected to increase beginning in 2009 above the level of contributions by the Company and its Subsidiaries to all such Multiemployer Plans during 2008, (ii) none of the Company, any of its Subsidiaries or their ERISA Affiliates has any obligation to fund any current withdrawal liability with respect to any Multiemployer Plan to which the Company or any of its Subsidiaries contributes or contributed in the past, (iii) no condition exists that could present a risk of complete or partial withdrawal from any Multiemployer Plan to which the Company or any of its Subsidiaries contributes as of the date hereof which could result in the Company, any of its Subsidiaries or any ERISA Affiliates incurring a withdrawal liability within the meaning of Section 4201 of ERISA and (iv) no Multiemployer Plan to which the Company or any of its Subsidiaries contributes as of the date hereof is in “endangered status” or “critical status” within the meaning of Section 432(b) of the Code.

(g) Each material Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the Internal Revenue Service, and there is no reason why any such determination letter should be revoked or not be reissued. Not later than 30 days after the date of this Agreement the Company shall furnish to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan was established and has been maintained in all respects in compliance with its terms and with the requirements of all Applicable Law, including ERISA and the Code, and there is no action, suit, investigation, audit or proceeding pending against or involving, or to the knowledge of the Company, threatened against or involving any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) With respect to each Employee Plan maintained outside of the United States (an “International Plan”), as of June 30, 2009, according to the actuarial assumptions and valuations applicable to such International Plan, the total amount or value of the funds available under such International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation,

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except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting of any compensation or benefits otherwise payable, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Employee Plan or (iv) increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any payment or benefit that would not be deductible pursuant to the terms of Section 280G or Section 162(m) of the Code.

(j) Except as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect on the Company, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan which would increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recently completed fiscal year.

(k) For purposes of this Agreement, “Employee Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, consultancy, severance, retention or similar agreement, plan, arrangement or policy, (iii) other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, life insurance, employee assistance program, relocation or expatriate benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or life insurance benefits but excluding any Multiemployer Plan) or (iv) any loan; in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise, in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the

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Company or any of its controlled Affiliates has any liability contingent or otherwise.

Section 4.17. Labor. (a) Except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with all applicable laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since January 1, 2008, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any work stoppage or labor strike against the Company or any of its Subsidiaries by employees.

(b) Not later than 30 days after the date of this Agreement the Company shall furnish to Parent true and complete copies of each effective or pending collective bargaining agreement or similar labor agreement (including any being currently negotiated) covering employees or former employees of the Company or any of its Subsidiaries (including any being currently negotiated). To the Company’s knowledge, there has not been any activity or proceeding of any labor organization or employee group to organize any such employees of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any foreign equivalent, (ii) representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent and there are no questions concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

Section 4.18. Environmental Matters. (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint, investigation, action, claim, suit, or proceeding is pending or, to the knowledge of the Company, is threatened by any Person against or affecting the Company, any of its Subsidiaries or any of their respective properties under or pursuant to any Environmental Law; (ii) each of the Company and its Subsidiaries is and has been in compliance with all Environmental Laws and has been and is in compliance with all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or pursuant to any Environmental Law, and there is no existing fact,

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condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation, other than in the case of Section 4.18(a)(iii) only: (A) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, and (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date.

(b) Notwithstanding any provision to the contrary, other than the representations and warranties contained in Sections 4.03, 4.07, 4.08, 4.09 and 4.10, this Section 4.18 shall be deemed to contain the sole representations and warranties by the Company with respect to environmental matters.

Section 4.19. Material Contracts. (a) As of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by, whether in writing or not, any contract, arrangement, commitment or understanding (i) made or entered into outside the ordinary course of business and that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Entity, Parent or any of their respective Subsidiaries) from engaging or competing in any material line of business in any location or with any Person, (ii) made or entered into outside the ordinary course of business and that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (iii) that is a material joint venture, alliance or partnership agreement, (iv) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (v) described in clauses (i) or (ii) of this sentence that, disregarding any materiality qualifiers contained therein, would apply to Parent or any of its Subsidiaries (other than the Surviving Entity and its Subsidiaries) after the Effective Time (each, together with the contracts listed on Section 4.19 of the Company Disclosure Schedule, a “Material Contract”).

(b) Each Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

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Section 4.20. Tax Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

Section 4.21. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated and Perella Weinberg Partners LP, each of whose fees has been disclosed to Parent and whose engagement agreement does not impose any limitations, restrictions or obligations binding on the Company, Parent or any of their respective Affiliates following the Effective Time (other than customary indemnification obligations and the obligation to pay such disclosed fees), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.22. Opinion of Financial Advisor. The Company has received the opinions of Morgan Stanley & Co. Incorporated, financial advisor to the Board of Directors of the Company, the Special Committee and the Company, and Perella Weinberg Partners LP, financial advisor to the Special Committee to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders (other than Parent and its Affiliates) from a financial point of view.

Section 4.23. Antitakeover Statutes and Related Matters. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from the supermajority voting provisions of Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. To the Company’s knowledge, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement or any of the transactions contemplated hereby.

(b) The Company has taken all action necessary to render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to the Merger, this Agreement and the transactions contemplated hereby (the “Company Rights Agreement Amendment”). A true and complete copy of the Company Rights Agreement Amendment (including all modifications and amendments thereto) has previously been made available to Parent.

Section 4.24. Foreign Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives on behalf of the Company or any of its Subsidiaries has offered, promised or given, and no Person has

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otherwise offered, promised or given on behalf of the Company or any of its Subsidiaries, anything of value to any officer or employee of: (i) any Governmental Authority, (ii) any entity controlled by a Governmental Authority or (iii) any public international organization, or to any person acting in an official capacity for or on behalf of any of the foregoing or to any political party or official thereof, or to any candidate for political office (all of the foregoing being collectively referred to as “Government Officials”) or to any other Person while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any Government Official for the purpose of: (A) influencing any action or decision of such Government Official in his or her official capacity, including a decision to fail to perform his or her official function or (B) securing any improper advantage or (C) inducing such Government Official to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority in order to assist the Company or any of its Subsidiaries or any other Person in obtaining or retaining business.

Section 4.25. No Other Representations or Warranties. Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Subsidiary of Parent, or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed after December 27, 2008 and before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has

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heretofore made available to the Company true and complete copies of the certificate of incorporation and bylaws of Parent and Merger Subsidiary, in each case, as in effect as of the date of this Agreement.

Section 5.02. Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. No vote of the holders of shares of Parent Stock is necessary in connection with the consummation of the transactions contemplated hereby. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Competition Law, (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its

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Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 3,600,000,000 shares of Parent Stock and 3,000,000 shares of Convertible Preferred Stock of no par value. As of July 31, 2009, there were outstanding (i) 1,557,999,492 shares of Parent Stock, (ii) employee stock options to purchase an aggregate of 113,744,777 shares of Parent Stock (of which options to purchase an aggregate of 77,571,306 shares of Parent Stock were exercisable), (iii)  6,350,007 shares of Parent Stock subject to restricted stock unit awards and (iv) 254,253 shares of Convertible Preferred Stock. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 5.05 and for changes since July 31, 2009 resulting from the exercise of stock options or the grant of stock- based compensation to directors or employees or from the issuance of stock in connection with a merger or other acquisition or business combination determined by Parent’s Board of Directors to be in the best interests of Parent and its stockholders (including any issuance of stock in connection with the transactions contemplated by the Concurrent Merger Agreement), there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in Parent, (ii) options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

(c) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

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Section 5.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Subsidiary of Parent has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. All material Subsidiaries of Parent and their respective jurisdictions of organization are identified in the Parent 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by Parent or any wholly owned Subsidiary of Parent, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of Parent, (ii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since December 31, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Parent SEC Document filed pursuant to the 1934

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Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(f) Since January 1, 2007, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent. Parent has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial

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officer of Parent, as applicable) have made all certifications required by Rule 13a- 14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes- Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Filings fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements, as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. Disclosure Documents. (a) The information provided by Parent for inclusion in the Proxy Statement or any amendment or supplement thereto shall not, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The Registration Statement and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) The information supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or any amendment or supplement thereto based upon

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information furnished by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes. From the Parent Balance Sheet Date to the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. From June 13, 2009 to the date of this Agreement, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 7.01.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation other than: (a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date; and (c) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.12. Compliance with Laws and Court Orders. Each of Parent and its Subsidiaries is and has been in compliance with, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

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Section 5.14. Finders’ Fees. Except for Centerview Partners LLC and Banc of America Securities and Merrill Lynch, each of whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.15. Financing. At the Effective Time Parent will have sufficient immediately available funds to pay, in cash, the total amount of the cash portion of the Merger Consideration that holders of Company Stock are entitled to receive pursuant to Section 2.02 as well as any cash dividends or distributions payable pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08.

Section 5.16. No Planned Liquidations or Mergers. Parent has no plan or intention to (i) liquidate the Surviving Entity or (ii) merge the Surviving Entity with and into any of its Subsidiaries or Affiliates.

Section 5.17. Tax Treatment. Neither Parent nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

Section 5.18. No Other Representations or Warranties. Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that none of the Company or any of its Subsidiaries, or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 6
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, (i) except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (A) preserve intact its present business organization, (B) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of its directors, officers and key employees and (D) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships

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with it. Without limiting the generality of the foregoing, (i) except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries to the Company or to other wholly-owned Subsidiaries and (B) regular quarterly cash dividends by the Company with customary record and payment dates on the shares of Company Stock and Company Class B Stock not in excess of $0.18 per share per quarter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except pursuant to any Company Stock Plan or any Company Stock Option, Company RSU award (and any associated dividend equivalent units), Company SAR award or Phantom Stock Unit award (and, in each case, any associated dividend equivalent units) (including for purposes of satisfying applicable tax withholding requirements and payment of the exercise price in respect of any Company Stock Option);

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options, or the settlement of Company RSUs or Phantom Stock Units (in each case including any associated dividend equivalent units), that, in each case, are outstanding on the date of this Agreement (or granted hereafter in accordance with this Agreement) in accordance with the terms of those awards and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $10,000,000 individually or $20,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business consistent

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with past practice and (ii) acquisitions with a purchase price (including related assumed indebtedness) that do not exceed $25,000,000 individually or $50,000,000 in the aggregate;

(f) (i) sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (A) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (B) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that do not exceed $10,000,000 individually or $20,000,000 in the aggregate and (C) Permitted Liens or (ii) sell, lease, license or otherwise dispose of or permit to lapse any material Intellectual Property right, other than grants of non-exclusive licenses with respect to any Intellectual Property of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(g) other than in connection with actions permitted by Section 6.01(e), or with wholly-owned Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person;

(h) (i) create, incur, assume, suffer to exist or prepay any indebtedness for borrowed money or guarantees thereof other than in the ordinary course of business consistent with past practice, and in an amount that does not exceed $250,000,000 in the aggregate or (ii) enter into, modify in any material respect or terminate any material interest rate swaps or hedging arrangements except, in the case of hedging arrangements, in the ordinary course of business consistent with past practice;

(i) (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof or (ii) amend, modify in any material respect or terminate any Material Contract or any contract, agreement or understanding referred to in clause (i) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

(j) except as required to comply with Applicable Law or any Employee Plan in accordance with its terms on the date of this Agreement, (i) increase compensation, bonuses or other benefits payable to any director or employee of the Company or any of its Subsidiaries at the executive officer level; (ii) increase compensation, bonuses or other benefits payable to any employee or independent contractor of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice and to the extent not material; (iii) enter into, adopt or amend in any material respect any severance or retention plan, arrangement or policy applicable to any director, executive officer, employee or independent contractor, except in the case of non-officer individuals who are newly hired or promoted after the date of this Agreement in the ordinary course of business consistent with past practice; (iv) enter into, adopt or amend in any

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material respect, including anything that would be covered in whole or in part by the foregoing clause (iii), any employment, change of control, compensation, bonus, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, retirement benefits or other benefit agreement, plan, arrangement or policy applicable to any director or executive officer or, except in the ordinary course of business consistent with past practice, any other employee or independent contractor of the Company or any of its Subsidiaries and except in the case of non-officer individuals who are newly hired or promoted in the ordinary course of business consistent with past practice; (v) pay based on, accrue or certify performance level achievements for employees participating in a plan, program or arrangement at levels in excess of actually achieved performance in respect of any component of an incentive-based award that requires achievement at a specified level of performance; (vi) amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Employee Plan; or (vii) grant, or authorize the grant of, any new bonus opportunities or set performance targets for any bonus opportunities;

(k) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m)  enter into any material new line of business;

(n) enter into any bottling appointment, license agreement to distribute product, bottler funding support agreement, or any ancillary agreement or amendment to any of the foregoing, in each case, other than in the ordinary course of business consistent with past practice; or

(o)  agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. (a) The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement. In connection with such meeting, the Company shall promptly prepare and file with the SEC, use reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Proxy Statement (which shall be filed as part of the Registration Statement) and all other proxy materials for such meeting.

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(b)  Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend adoption of this Agreement by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) not withdraw, modify or qualify the Company Board Recommendation in any manner adverse to Parent, recommend an Acquisition Proposal (nor shall the Special Committee recommend any of the foregoing actions in this clause (iii) to the Board of Directors of the Company) (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”) and (iv) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the officers or directors of the Company or any of its Subsidiaries, and the Company shall use reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, independent contractors, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) not to, directly or indirectly, (i) solicit, initiate or otherwise facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) effect a Company Adverse Recommendation Change, (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.02(b) or Section 6.03(a), at any time prior to the adoption of this Agreement by the Company’s stockholders:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a bona fide written Acquisition Proposal that the Board of Directors of the Company believes constitutes or is reasonably likely to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with

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such Third Party; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party; and

(ii) the Board of Directors of the Company may make a Company Adverse Recommendation Change;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any position taken or statement made to so comply is consistent with this Section 6.03; provided that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by the Company’s Board of Directors with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and after taking such action the Company shall continue to advise Parent on a prompt basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall, if such action is in connection with an Acquisition Proposal, notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent informed, on a prompt basis, of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 48 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes

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any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. Further, the Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to an Acquisition Proposal, unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (iii) Parent does not make, within two Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new two Business Day period under this Section 6.03(d)).

(e)  Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of Company Stock and Company Class B Stock (considered as a single class for this purpose) or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation and availability of any necessary financing, provide greater value to the Company’s stockholders (in their capacity as stockholders of the Company) than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), which the Board of Directors of the Company determines is reasonably likely to be consummated.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(g) Board Actions. Any determination made or action taken by the Board of Directors of the Company in accordance with Sections 6.03(b) and 6.03(d) shall be made or taken only after receipt of the affirmative recommendation of the Special Committee with respect to such determination or

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action and, if applicable, after the Audit and Affiliated Transactions Committee’s review and approval thereof.

Section 6.04. Tax Matters. (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

ARTICLE 7
COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date hereof until the Effective Time, except as otherwise contemplated herein or in the Concurrent Merger Agreement, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the articles of incorporation or bylaws of Parent in a manner that would have a material and adverse impact on the value of Parent Stock;

(b) adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or recapitalization of Parent;

(c)  agree, resolve or commit to do any of the foregoing; or

(d) enter into, modify, amend or terminate any contract, arrangement, commitment or understanding or waive, release or assign any rights or claims

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thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Parent to perform its obligations under this Agreement in any material respect, or (ii) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Voting of Company Stock. Parent shall vote or cause to be voted all shares of Company Stock and Company Class B Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting. At or prior to the Company Stockholder Meeting, Parent shall vote or cause to be voted separately as a class (at the Company Stockholder Meeting or by written consent) all shares of Company Class B stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting (the “Parent Class B Approval”).

Section 7.04. Director and Officer Liability. Parent shall cause the Surviving Entity, and the Surviving Entity hereby agrees, to do the following:

(a) From and after the Effective Time, each of Parent and the Surviving Entity shall indemnify and hold harmless the present and former directors and officers of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof.

(b) Parent shall cause to be maintained in effect (i) provisions in the Surviving Entity’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Entity) regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement and (ii) in accordance with its terms each indemnification agreement between the Company and any officer or director of the Company in effect as of the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or

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discovery period of at least six years from and after the Effective Time with respect to any claim in respect of acts or omissions occurring prior to the Effective Time and with terms that are reasonably acceptable to Parent and that are, with respect to coverage and amount, no less favorable than those of the Company’s existing D&O Insurance. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Entity shall provide, for a period of six years after the Effective Time, D&O Insurance in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person currently covered by the Company’s existing D&O Insurance on terms with respect to coverage and amount no less favorable than those of the Company’s existing D&O Insurance; provided that, in satisfying its obligation under this Section 7.04(c), the Surviving Entity shall not be obligated to pay in the aggregate in excess of 250% of the amount per annum the Company paid in its last full policy year, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; provided, further, that if the aggregate premiums of such D&O Insurance exceeds such amount, the Surviving Entity shall be obligated to obtain D&O Insurance with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.04.

(e) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Merger Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance.

Section 7.06. Employee Matters. (a) For a period of one year following the Effective Time, Parent shall provide to all employees of the Company or any of its Subsidiaries as of the Effective Time who continue employment with the Surviving Entity or any of its Affiliates (“Continuing Employees”) compensation and benefits (other than equity based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by

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the Company and its Subsidiaries to the Continuing Employees as in effect immediately prior to the Effective Time.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for purposes of eligibility to participate and vesting thereunder (but not for purposes of benefit accruals) for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated.

(c) With respect to any welfare plan maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company or its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of- pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) Parent shall, and shall cause its Subsidiaries, including the Surviving Entity, to honor, in accordance with its terms, each Employee Plan including the retention arrangements specified on Section 7.06(d) of the Company Disclosure Schedule and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control or a change in control, as the case may be, for all purposes under any plan or agreement set forth on Section 7.06(d) of the Company Disclosure Schedule.

(e) With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to the year in which the Effective Time occurs, Parent shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms; provided that the amount payable to such employee under such plan shall be determined in accordance with the terms of such plan and based on the attainment of applicable performance goals as mutually determined in the reasonable, good faith judgment of Parent and the Company. With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the

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Company’s annual incentive plans with respect to any year, if any, prior to the Effective Time, the Company shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course.

(f) Nothing in this Section 7.06 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Entity, from amending any employee benefit plan subject to Section 7.06(e), (iii) obligate Parent, the Company, the Surviving Entity or any of their respective Affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

Section 7.07. Limitation on Acquisitions. Prior to the Effective Time Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any Person (other than PAS) if such acquisition would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or to make it more difficult, or to increase the time required, to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Competition Laws applicable to the transactions contemplated by this Agreement.

Section 7.08. Certain Litigation. On or as soon as practicable after the date of this Agreement and no later than two Business Days after the date of this Agreement, Parent shall take all steps necessary to cause the plaintiffs in the action captioned PepsiCo, Inc., et al. v. Pepsi Bottling Group, Inc., et al., C.A. No. 4575, pending in the Court of Chancery of the State of Delaware, to file a Notice of Voluntary Dismissal pursuant to Rule 41(a)(1) of the Rules of the Court of Chancery of the State of Delaware, which Notice shall be reasonably acceptable to the Company, such that the action is dismissed with prejudice so as not to be brought in any court of the States or the United States.

Section 7.09. Company Indebtedness. At or prior to the Effective Time, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, expressly assume the due and punctual payment of the principal of and premium, if any, and interest on the 7.00% Senior Notes due March 1, 2029 outstanding pursuant to an indenture dated as of March 8, 1999, among the Company, as obligor, Bottling Group, LLC, as guarantor, and The Chase Manhattan Bank, as trustee (such indenture, the “2009 Indenture”) and the performance of every covenant of the 2029 Indenture to be performed or observed by the Company, such assumption to take effect as of the Effective Time and by a supplemental indenture executed and delivered to the trustee in a form satisfactory to such trustee.

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ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, or desirable to consummate the transactions contemplated by this Agreement; (iii) to the extent proper and advisable, participating and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority relating to this Agreement or the transactions contemplated hereby; (iv) in the event that the United States Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) issues a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act in relation to the Merger and the other transactions contemplated by this Agreement, taking such measures as may be reasonably necessary to limit the scope of such Second Request, certifying substantial compliance with such Second Request and otherwise responding to and seeking to resolve any requests for information, documents, data or testimony made by the FTC or the DOJ under the HSR Act; (v) securing clearance under all applicable Competition Laws (including the expiration or termination of any applicable waiting period thereunder) of the Merger and the other transactions contemplated by this Agreement by the Termination Date; and (vi) preventing the entry of, and having vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order relating to any applicable Competition Law that would prevent, prohibit, restrict or delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided that the parties hereto understand and agree that in no event shall the Company, Parent or Merger Subsidiary be required by this Section 8.01 or any other provision of this Agreement (A) to enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) in the case of either of the foregoing clauses (A) or (B) with respect to any of the material businesses, assets or properties of Parent or the Company or any of their respective material Subsidiaries.

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(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make appropriate filings pursuant to applicable Competition Laws, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated hereby as promptly as practicable. Each of Parent and the Company shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Competition Law and shall use reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Law as soon as practicable. The Company agrees to take such reasonable actions as are deemed prudent by Parent to secure needed approvals from any Governmental Authority with respect to the transactions contemplated hereby and to assist Parent in litigating or otherwise contesting objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 8.02. SEC Matters. (a) As promptly as practicable after the date hereof, Parent and the Company shall prepare and file the Registration Statement (in which the Proxy Statement will be included) and the Schedule 13E-3 with the SEC. Parent and the Company shall use their reasonable best efforts to cause the Schedule 13E-3 to be cleared by the SEC and the Registration Statement to become effective under the 1933 Act as soon after each such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company (including the Special Committee) in favor of adoption of this Agreement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Schedule 13E-3, the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement, the Proxy Statement and the Schedule 13E-3 comply in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, as the case may be.

(b) The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any

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jurisdiction, or any request by the SEC for amendment of the Schedule 13E-3, the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Schedule 13E-3, the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release (including by providing the other party a reasonable opportunity to comment thereon), having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation. This Section 8.03 shall not apply to matters referred to in Section 6.03.

Section 8.04. Further Assurances. At and after the Effective Time, the officers of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 8.05. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated August 1, 2009 between the Company and Parent (the “Confidentiality Agreement”) the Company and Parent shall and shall cause each of its respective Subsidiaries to (a) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (b) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request

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and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation; provided that (i) the provision of any information or documents regarding the work papers of the Company’s auditors shall be subject to the requirements of such auditors and (ii) any information or documents subject to attorney-client privilege shall be redacted or limited to the extent necessary to preserve such privilege. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of such party’s representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause any condition set forth in Article 9 not to be satisfied; and

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 8.07. Tax-free Reorganization. (a) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause the Surviving Entity to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization.

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(b) Each of Parent and the Company shall use its reasonable best efforts to obtain the opinions referred to in Sections 9.02(d) and 9.03(b).

Section 8.08. Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.09. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Entity of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 8.10. Merger Subsidiary Reincorporation. Prior to Closing, Parent may cause Merger Subsidiary to be reincorporated as a Delaware corporation (by merger, reincorporation or otherwise).

ARTICLE 9
CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)  no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger and any agreement between Parent, the Company and any Governmental Authority not to consummate the Merger prior to a specific date shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in

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effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

(f) other than the actions and filings referenced in Section 9.01(c), all material actions by or in respect of, or material filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 shall be true in all respects (except for such inaccuracies as are de minimis relative to Section 4.05 taken as a whole) at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all respects only as of such time), (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.21, 4.22 and 4.23 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not be pending any action or proceeding by any Governmental Authority, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the

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Company’s capital stock, including the right to vote any shares of the Company’s capital stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s stockholders, or (B) ability to effectively exercise full rights of ownership or operation (or that of its respective Subsidiaries or Affiliates) of any material business or assets of the Company and its Subsidiaries, or of Parent and its Subsidiaries or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any of any material business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries, or (iv) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or, following the Effective Time, the Surviving Entity) or Parent;

(c) there shall not have been any action taken, or any Applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act to the Merger, that would reasonably be expected to, individually or in the aggregate, result in any of the consequences referred to in clauses (i) through (iv) of Section 9.02(b);

(d) Parent shall have received an opinion of Davis Polk & Wardwell LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Davis Polk & Wardwell LLP shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits A and B hereto; and

(e) from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Section 5.01, 5.02, 5.05 and 5.16 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such

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time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b) the Company shall have received an opinion of Cravath, Swaine & Moore LLP in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Cravath, Swaine & Moore LLP shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibit A and B hereto; and

(c) from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE 10
TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)  by mutual written agreement of the Company and Parent;

(b)  by either the Company or Parent, if:

(i) the Merger has not been consummated on or before August 3, 2010 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

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(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and any such injunction shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c)  by Parent:

(i) (A) prior to the Company Stockholder Meeting, if a Company Adverse Recommendation Change shall have occurred or (B) if the Company materially breaches its obligations under this Agreement by reason of a failure to call the Company Stockholders Meeting in accordance with Section 6.02; or

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(d) by the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the knowing and intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 11.04, 11.07, 11.08 and 11.09, and the Confidentiality Agreement, shall survive any termination hereof pursuant to Section 10.01.

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ARTICLE 11
MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577
Attention: Larry D. Thompson
Facsimile No.: (914) 253-2070

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: George R. Bason, Jr.
Marc O. Williams
Facsimile No.: (212) 450-3800

if to the Company, to:

The Pepsi Bottling Group, Inc.
1 Pepsi Way
Somers, New York  10589
Attention: Steven M. Rapp
Facsimile No.: (914) 767-7944

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
Attention: Robert I. Townsend, III
George F. Schoen
Facsimile No.: (212) 474-3700

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of

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receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)  Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay to Parent in immediately available funds $165,300,000 (the “Company Termination Fee”) within one Business Day after such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and the Company Stockholder Meeting has not been held or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

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(c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Cautionary Statement”, “Cautionary Statements” or containing a description or explanation of “Forward- Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.04, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party

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hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time prior to the mailing of the Proxy Statement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, except to the extent the laws of the State of New Jersey are mandatorily applicable to the Merger.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Merger Subsidiary agrees that it may be served with process in Delaware in any proceeding for enforcement of any obligation of the Company, as well as for enforcement of any of its obligations arising from the Merger, including any suit or other proceeding to enforce the right of any stockholder as determined in an appraisal proceeding under Section 262 of Delaware Law and irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceeding.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

THE PEPSI BOTTLING GROUP, INC.

By:	/s/ Eric J. Foss
	Name:	Eric J. Foss
	Title:	Chief Executive Officer

PEPSICO, INC.

By:	/s/ Larry D. Thompson
	Name:	Larry D. Thompson
	Title:	Senior Vice President, Government Affairs, General Counsel and Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Secretary

Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

August 3, 2009

among

PEPSIAMERICAS, INC.,

PEPSICO, INC.

and

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

TABLE OF CONTENTS1

1   The Table of Contents is not a part of this Agreement.

i

Section 11.08. Jurisdiction	67
Section 11.09. WAIVER OF JURY TRIAL	68
Section 11.10. Counterparts; Effectiveness	68
Section 11.11. Entire Agreement	68
Section 11.12. Severability	68

SCHEDULES:

Company Disclosure Schedule
Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 3, 2009 among PepsiAmericas, Inc., a Delaware corporation (the “Company”), PepsiCo, Inc., a North Carolina corporation (“Parent”), and Pepsi- Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly- owned by Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Transactions Committee, has unanimously approved and deemed it advisable that the stockholders of the Company approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of the Company with and into Merger Subsidiary on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have approved this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Subsidiary and The Pepsi Bottling Group, Inc., a Delaware corporation (“PBG”), have entered into an Agreement and Plan of Merger (the “Concurrent Merger Agreement”) providing for, among other things, the acquisition of PBG by Parent by means of a merger of PBG with and into Merger Subsidiary (the “Concurrent Merger”) on the terms and subject to the conditions set forth in the Concurrent Merger Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury regulations promulgated under the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, however, that for purposes of this Agreement, the Company and its Subsidiaries shall not be considered Affiliates of Parent and Parent and its Subsidiaries shall not be considered Affiliates of the Company unless otherwise expressly stated herein.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Parent Stock Price” means the closing price of a share of Parent Stock on the New York Stock Exchange on the trading day immediately preceding the day on which the Effective Time occurs.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of January 3, 2009 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means January 3, 2009.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement.

“Company Rights Agreement” means the Rights Agreement dated as of May 20, 1999, as amended, between the Company (formerly known as Whitman Corporation, a Delaware corporation) and Wells Fargo Bank Minnesota N.A. (as successor rights agent to First Chicago Trust Company of New York).

“Company Stock” means the common stock, $0.01 par value, of the Company, together with the associated Company Rights.

“Company Stock Plan” means any equity compensation plan or arrangement of the Company and its Subsidiaries.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended January 3, 2009.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any Applicable Law or any legally binding agreement with any Governmental Authority relating to the environment, any pollutant or contaminant, any toxic, radioactive, ignitable, corrosive or otherwise hazardous substance, chemical, waste or material, or, as it relates to exposure to hazardous materials, human health and safety.

“Environmental Permits” means all permits, licenses, consents, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the ownership or the operation of the business of the Company or any of its Subsidiaries, as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or any toxic, radioactive, ignitable, corrosive, or otherwise hazardous substance, chemical, waste or material, including petroleum, its derivatives, by-products, other hydrocarbons, asbestos and asbestos-containing materials, and any other substance, waste or material that in relevant concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iv) Trade Secrets; (v) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (vi) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights; and (vii) any similar intellectual property or proprietary rights.

“knowledge” means (i) in respect of Parent, the actual knowledge of the persons listed in Section 1.01(a) of the Parent Disclosure Schedule and (ii) in respect of the Company, the actual knowledge of persons listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, sublease, license, easement, covenant, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions, provided that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (B) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate provided that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters, provided that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (D) public disclosure of this Agreement and the Concurrent Merger Agreement and transactions contemplated by this Agreement and the Concurrent Merger Agreement, (E) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a Material Adverse Effect), or (F) changes in GAAP. In addition, for purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur, any effect resulting from actions taken by Parent or any of its Subsidiaries (i) in its or their capacity as a stockholder of the Company or (ii) that are not in the ordinary course of business consistent with the past practice of business interactions among the Company, Parent and its Subsidiaries shall be excluded.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Jersey Law” means the New Jersey Business Corporation Act.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 27, 2008 and the footnotes therein set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 27, 2008.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Stock” means the common stock, par value one and two-thirds cents, of Parent.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 27, 2008.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means, with respect to any property or asset, (i) any Lien disclosed on the Company Balance Sheet, (ii) any Lien for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet to the extent required by GAAP), (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, or (iv) any Lien which does not materially detract from the value of such property or asset, or materially interfere with any present use of such property or asset.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Shareholder Agreement” means the Second Amended and Restated Shareholder Agreement, dated as of September 6, 2005, between the Company and Parent.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Title IV Plan” means any Employee Plan subject to Title IV of ERISA, other than a Multiemployer Plan.

“Trade Secrets” means any confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Transactions Committee” means a committee of the Company’s Board of Directors consisting of at least a majority of the Independent Directors (as such term is defined in the Shareholder Agreement) of the Company, formed for the purpose of evaluating, and making a recommendation to the full Board of Directors of the Company with respect to, this Agreement and the transactions contemplated hereby, including the Merger.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Option	2.06
Agreement	Preamble
Cash Electing Share	2.02
Cash Election	2.03
Cash Election Price	2.02
Cash Election Number	2.04
Cash Proration Factor	2.04
Certificates	2.05
Closing	2.01
Company	Preamble
Company Adverse Recommendation Change	6.02
Company Board Recommendation	4.02
Company Preferred Stock	4.05
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.06
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Concurrent Merger	Preamble
Concurrent Merger Agreement	Preamble
Confidentiality Agreement	8.05
Continuing Employees	7.06
Costs	7.04
D&O Insurance	7.04
Dissenters’ Shares	2.11
Effective Time	2.01
Election Deadline	2.05
Election Form	2.05
Election Record Date	2.03
Employee Plan	4.16
End Date	10.01
Exchange Agent	2.05
Exchange Fund	2.05
Government Officials	4.24
Indemnified Persons	7.04
International Plans	4.16
Mailing Date	2.05
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble

Term	Section
Non-Electing Shares	2.04
Parent	Preamble
Parent SEC Documents	5.07
Parent Securities	5.05
Parent Subsidiary Securities	5.06
PBG	Preamble
Per Share Stock Consideration	2.02
Proxy Statement	4.09
Registration Statement	4.09
Representatives	6.03
Schedule 13E-3	4.09
Stock Option Exchange Ratio	2.06
Stock Proration Factor	2.04
Superior Proposal	6.03
Surviving Entity	2.01
Tax	4.15
Taxing Authority	4.15
Tax Return	4.15
Tax Sharing Agreements	4.15
368 Reorganization	4.20
Uncertificated Shares	2.05

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2
THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, the Company shall be merged with and into Merger Subsidiary in accordance with Delaware Law and, to the extent applicable, New Jersey Law (the “Merger”), whereupon the separate existence of the Company shall cease, and Merger Subsidiary shall be the surviving entity (the “Surviving Entity”).

(b)          Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c)          At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue and make all other filings or recordings required by Delaware Law or New Jersey Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger).

(d)          From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under New Jersey Law or, if applicable, Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time by virtue of the Merger and without any action on the part of any holder of shares of Company Stock or any holder of shares of common stock of Merger Subsidiary:

(a)          The shares of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding shares of capital stock of the Surviving Entity.

(b)          Each share of Company Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto. Each share of Company Stock held by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)          Each share of Company Stock outstanding and each restricted stock award which represents an outstanding share of Company Stock subject to vesting and forfeiture, in each case, immediately prior to the Effective Time shall, except as otherwise provided in Section 2.02(b),Section 2.02(e), Section 2.03, Section 2.8 or Section 2.11, be converted into the following (collectively, the “Merger Consideration”):

(i)         for each such share of Company Stock with respect to which an election to receive cash has been effectively made and not revoked and that is not deemed converted into the right to receive the Per Share Stock Consideration pursuant to Section 2.04 (each, a “Cash Electing Share”), the right to receive an amount equal to $28.50 in cash without interest (the “Cash Election Price”); and

(ii)          for each other such share of Company Stock, the right to receive 0.5022 shares (the “Per Share Stock Consideration”) of Parent Stock.

(d)          As of the Effective Time, all shares of Company Stock to be converted into the Merger Consideration shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08, in each case to be issued or paid in accordance with Section 2.05, without interest.

(e)          Each share of Company Stock owned by any Subsidiary of Parent (other than Merger Subsidiary) outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Stock Consideration.

(f)          Each restricted stock unit representing an unfunded contractual right to receive the value of a share of Company Stock in cash issued under any Company Stock Plan shall receive the Cash Election Price for each unit; provided that if the Cash Election Price cannot be provided under the terms of the applicable plans and agreements, Parent and the Company agree to work together in good faith to provide appropriate consideration to the holder of each such unit.

(g)          In addition to the Merger Consideration and any other consideration payable hereunder, all dividends, distributions, interest, or other amounts accrued but not yet paid with respect to Company restricted stock awards and restricted stock units shall be paid at the Effective Time in accordance with the terms of such restricted stock awards and restricted stock units.

Section 2.03. Elections. Each Person (other than the Company or any of its Subsidiaries, Parent, Merger Subsidiary or any of Parent’s other Subsidiaries) who, at the close of business on the Election Record Date is a record holder of shares of Company Stock will be entitled, with respect to any or all of such shares of Company Stock, to make an election (a “Cash Election”) to receive the Cash Election Price on the basis hereinafter set forth. No such person shall be entitled to make a Cash Election with respect to Dissenters’ Shares. Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under Delaware Law shall thereupon be deemed to have made a Cash Election with respect to such Dissenters’ Shares, to the extent permitted by Delaware Law.

Section 2.04.  Proration of Cash Election Price.

(a)          The number of shares of Company Stock to be converted into the right to receive the Cash Election Price at the Effective Time shall equal the number of shares of Company Stock which is 50% of the number of shares of Company Stock outstanding immediately prior to the Effective Time (excluding any shares of Company Stock to be canceled pursuant to Section 2.02(b) and any shares of Company Stock held by Parent and its Subsidiaries) (as may be adjusted pursuant to Section 2.04(e), the “Cash Election Number”).

(b)          If the number of Cash Electing Shares exceeds the Cash Election Number, then the Cash Electing Shares shall be treated in the following manner:

(i)         A cash proration factor (the “Cash Proration Factor”) shall be determined by dividing the Cash Election Number by the total number of Cash Electing Shares.

(ii)          A number of Cash Electing Shares covered by each stockholder’s Cash Election equal to the product of (x) the Cash Proration Factor and (y) the total number of Cash Electing Shares covered by such Cash Election, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price.

(iii)           Each Cash Electing Share, other than those shares of Company Stock converted into the right to receive the Cash Election Price in accordance with Section 2.04(b)(ii), shall be converted into the right to receive the Per Share Stock Consideration as if such shares of Company Stock were not Cash Electing Shares.

(c)          If the number of Cash Electing Shares is equal to the Cash Election Number, then each Cash Electing Share shall be converted into the right to receive the Cash Election Price and each other share of Company Stock (other than shares of Company Stock to be canceled pursuant to Section 2.02(b)) shall be converted into the right to receive the Per Share Stock Consideration.

(d)          If the number of Cash Electing Shares is less than the Cash Election Number, then:

(i)         Each Cash Electing Share shall be converted into the right to receive the Cash Election Price.

(ii)          The shares of Company Stock as to which a Cash Election is not in effect (excluding shares of Company Stock to be canceled pursuant to Section 2.02(b) and shares of Company Stock held by Parent and its Subsidiaries) (the “Non-Electing Shares”) shall be treated in the following manner:

(A)           A stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the difference between the Cash Election Number and the number of Cash Electing Shares, by (y) the total number of Non-Electing Shares.

(B)           A number of Non-Electing Shares of each shareholder equal to the product of (x) the Stock Proration Factor and (y) the total number of Non-Electing Shares of such shareholder, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price (and a Cash Election shall be deemed to have been made with respect to such shares).

(C)           Each Non-Electing Share of each shareholder as to which a Cash Election is not deemed made pursuant to Section 2.04(d)(ii)(B) shall be converted into the right to receive the Per Share Stock Consideration.

(e)          If either the tax opinion of Parent’s counsel referred to in Section 9.02(d) or the opinion of the Company’s counsel referred to in Section 9.03(b) cannot be rendered (as reasonably determined by such counsel) as a result of the Merger potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Cash Election Number shall be decreased to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

Section 2.05. Election Procedures; Exchange Agent; Surrender and Payment. (a) Prior to the date of the Company Stockholder Meeting, Parent and the Company shall prepare a form (an “Election Form”) pursuant to which a holder of record of shares of Company Stock may make a Cash Election with respect to each share of Company Stock owned by such holder. The Company shall cause an Election Form and a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of Company Stock (the “Certificates”) to the Exchange Agent, or other proper evidence of ownership acceptable to the Exchange Agent in the case of Uncertificated Shares) for use in exchanging Certificates for the Merger Consideration to be mailed no more than 40 Business Days and no fewer than 15 Business Days before the anticipated Effective Time or on such other date as Parent and the Company may agree (the “Mailing Date”) to each holder of record of shares of Company Stock as of two Business Days before the Mailing Date (the “Election Record Date”). Parent and the Company shall use reasonable efforts to make an Election Form available to all persons who become holders of record of Company Stock between the Election Record Date and the Election Deadline. The Election Form shall be used by each record holder of shares of Company Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election.

(b)          Prior to the date of the Company Stockholder Meeting, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of (i) receiving Election Forms and determining, in accordance with this Article 2, the form of Merger Consideration to be received by each holder of shares of Company Stock and (ii)exchanging for the Merger Consideration (A) Certificates or (B) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall deposit, or shall cause to be deposited with the Exchange Agent, as needed, for the benefit of the holders of the Certificates and the Uncertificated Shares, for exchange in accordance with this Article 2, (i) subject to Section 2.05(e), certificates representing the shares of Parent Stock that constitute the stock portion of the Merger Consideration and (ii) an amount of cash necessary to satisfy the cash portion of the Merger Consideration (collectively, the “Exchange Fund”). Promptly after the Effective Time, but no later than five Business Days, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock which have not previously been delivered to the Exchange Agent pursuant to Section 2.05(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Uncertificated Shares) for use in such exchange.

(c)          A Cash Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York, NY time on the third Business Day prior to the Effective Time or such other date as Parent and the Company may agree (the “Election Deadline”) (which Election Deadline shall be publicly announced by Parent as soon as practicable, but in no event less than eight Business Days prior to the Effective Time, and to the extent the Effective Time is later than the date so publicly announced, the Election Deadline may be adjusted accordingly by Parent and the Company) (i) an Election Form covering the shares of Company Stock to which such Cash Election applies, executed and completed in accordance with the instructions set forth in such Election Form, and (ii) Certificates, in such form and with such endorsements, stock powers and signature guarantees as may be required by such Election Form or the letter of transmittal or an “agent’s message” with respect to Uncertificated Shares. A Cash Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Company Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Company Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Company Stock. Any termination of this Agreement in accordance with Article 10 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d)          The Company and Parent shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal, the manner and extent to which Cash Elections are to be taken into account in making the determinations required by this Section 2.05 and the payment of the Merger Consideration.

(e)          Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Stock or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08.

(f)          If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i)

either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g)          After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(h)          Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 that remains unclaimed by the holders of shares of Company Stock nine months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i)         No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.08, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(j)           The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by a holder of Company Stock in connection with the Merger, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 2.06. Equity-Based Awards. (a) The terms of each outstanding option to purchase shares of Company Stock under any Company Stock Plan (a “Company Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option (each, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Per Share Stock Consideration. The exercise price per share of Parent Stock subject to any such Adjusted Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration. For the avoidance of doubt (i) the exercise price of, and number of shares subject to, each Adjusted Option shall be determined as necessary to comply with Section 409A of the Code, (ii) any fractional share of Parent Stock resulting from an aggregation of all the shares subject to any Company Stock Option of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share and (iii) for any Company Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under any of Sections 422 through 424 of the Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(b)          Parent shall take such actions as are necessary for the assumption of the Company Stock Options pursuant to this Section 2.06, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.06. Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to the Company Stock Options and, where applicable, shall have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Company Stock Options (and to maintain the current status of the prospectus contained therein) for so long as such Company Stock Option remains outstanding. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Parent shall administer any Company Stock Plan assumed pursuant to this Section 2.06 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent such Company Stock Plan complied with such rule prior to the Merger.

(c)           Prior to the Effective Time, the Company shall take any actions with respect to stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.06.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements in effect on the date hereof, the Merger Consideration including, if applicable, the Per Share Stock Consideration and its determination shall be appropriately adjusted.

Section 2.08. Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the Closing Parent Stock Price by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.09. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Surviving Entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, Surviving Entity or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, Surviving Entity or Parent, as the case may be, made such deduction and withholding.

Section 2.10. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.11. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (“Dissenters’ Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration and treated in accordance with Section 2.03. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

ARTICLE 3
THE SURVIVING ENTITY

Section 3.01. Certificate of Incorporation. Subject to Section 7.04(b), the certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Entity until amended in accordance with Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.04(b), the bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Entity until amended in accordance with the bylaws and Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the bylaws and Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Entity.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company in effect on the date of this Agreement.

Section 4.02. Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. Subject to Section 9.01(a), the affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)          Each of the Transactions Committee and the Company’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders (other than Parent, Merger Subsidiary and the other Affiliates of Parent), and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, and the Company’s Board of Directors has resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by its stockholders (such recommendation, including the recommendation of the Transactions Committee, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, or any other Competition Law (including any governmental approvals required by relevant authorities in Ukraine, Romania, Poland and the European Union), (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument not otherwise terminable by the other party thereto on 120 days’ or less notice without any penalty or payment binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 350,000,000 shares of Company Stock and (ii) 12,500,000 shares of Preferred Stock, par value $0.01 (“Company Preferred

Stock”), of which 3,500,000 shares have been designated as Series A Junior Participating Preferred Stock. As of July 31, 2009, there were outstanding (i) 124,509,690 shares of Company Stock, (ii) employee stock options to purchase an aggregate of 1,182,413 shares of Company Stock (all of which were exercisable), (iii) 3,225,527 shares of Company Stock subject to restricted stock awards (all of which are included in (i) above), (iv) 375,844 shares of Company Stock subject to restricted stock units, and (v) no shares of Company Preferred Stock.

(b)          All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Option or other equity compensation award or equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. The Company has provided to Parent a complete and correct list of each outstanding employee stock option to purchase shares of Company Stock, each share of Company Stock subject to restricted stock awards and each Company restricted stock unit award, in each case including, as applicable, the holder, date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto.

(c)          There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since July 31, 2009 resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in the Company, (ii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d)          None of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. As of the date of this Agreement, all material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b)          Except for restrictions set forth in the Shareholder Agreement (Joint Venture Agreement) between PAS Luxembourg s.a.r.1. (PAS LuxCo) and Linkbay Limited (PepsiCo Cyprus) and Sandora Holdings, B.V. dated as of August 14, 2007, all of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by the Company or any wholly owned Subsidiary of the Company, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since December 30, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)          As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)          Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)          The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, that is required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(f)          Since January 1, 2007, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g)          There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)          Since January 1, 2007, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i)           Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. (a) The proxy or information statement of the Company to be filed as part of the Registration Statement with the SEC in connection with the Merger (the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. The Proxy Statement, or any amendment or supplement thereto, shall not, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The information supplied by the Company in writing for inclusion or incorporation by reference in the registration statement of Parent on Form S-4 or any amendment or supplement thereto to be filed with the SEC with respect to the offering of Parent Stock in connection with the Merger (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          The information supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used herein, “Schedule 13E-3” means the Rule 13E-3 Transaction Statement on Schedule 13E-3 to be filed, if applicable, with the SEC in connection with this Agreement concurrently with the filing of the Registration Statement.

(d)          The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or any amendment or supplement thereto based upon information furnished by Parent or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From the Company Balance Sheet Date to the date of this Agreement, except for the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been (a) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (c) other than regular quarterly dividends on Company Stock of $0.14 per share, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly- owned Subsidiary of the Company) or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries; (d) any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries; (e) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice); or (f) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by Applicable Law or as set forth on Section 4.16(j) of the Company Disclosure Schedule.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations reflected and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; and (c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. Each of the Company and its Subsidiaries is and has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present executive officer or director of the Company or any of its Subsidiaries or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or otherwise have sufficient rights to use, all Intellectual Property used in, held for use in or necessary for the conduct of their respective businesses as currently conducted.

Section 4.15. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects. The Company and each of its Subsidiaries has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes shown on such Tax Returns as due and payable. Where payment is not yet due or is being contested in good faith, the Company has established in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(b)          (i) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired; (ii) neither the Company nor any of its Subsidiaries has granted an extension or waiver of the limitation period for the assessment or collection of any material Tax that remains in effect; and (iii) there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset.

(c)          There are no Liens for material Taxes (other than statutory liens for taxes not yet due and payable or being contested in good faith, for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(d)          (i) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax Sharing Agreement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries) or any other agreement described in clause (iii) of the definition of Tax; and (ii) since January 1, 2004, neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company).

(e)          To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been a party to a transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(f)           None of the Subsidiaries of the Company owns any Company Stock.

(g)          During the five-year period ending on the date hereof, neither the Company nor any Subsidiary (during the time the Subsidiary was owned by the Company) was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h)          To the knowledge of the Company, neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of any interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(i)         Section 4.15(i) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files any material Tax Returns.

(j)         “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries.

Section 4.16. Employees and Employee Benefit Plans; ERISA. (a) Section 4.16(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan.

(b)          With respect to each material Employee Plan, the Company has made available to Parent true, complete and correct copies of the following (as applicable) (i) the written document evidencing the Employee Plan, (ii) all amendments thereto, (iii) the most recent annual report (Form 5500 including, if applicable, all schedules) and (iv) actuarial report prepared in connection with any such plan or trust.

(c)          No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d)          No “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” which would not reasonably be expected to give rise to any material liability for the Company or any of its Subsidiaries, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) incurred, or reasonably expects to incur, prior to the Effective Time (A) any material liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (B) any material liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time. With respect to each Employee Plan subject to Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) there has been no material change in the funded status of such plan as reflected in the most recent actuarial report completed prior to the date hereof, (ii) no such plan is in “at risk” status within the meaning of Section 303 of ERISA, (iii) the level of annual minimum funding contributions required for each such plan for the plan year of each such plan beginning in 2009 is not reasonably expected to materially increase above the level of annual minimum funding contributions required for such plan for the plan year of such plan beginning in 2008, (iv) neither Parent, the Company nor any of their respective Subsidiaries are reasonably expected to be required to post security with respect to the funding any such plan and (v) no condition exists which could constitute grounds for termination by PBGC of any such plan.

(e)          The assets of the Company and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Section 430(k) of the Code by reason of a failure of any of the Company or any of its Subsidiaries to make timely installments or other payments required under Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f)          Section 4.16(f) of the Company Disclosure Schedule sets forth a complete list of all Multiemployer Plans to which the Company contributes as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the level of the annual contributions by the Company and its Subsidiaries to all Multiemployer Plans to which the Company and its Subsidiaries contribute as of the date hereof is not reasonably expected to increase beginning in 2009 above the level of contributions by the Company and its Subsidiaries to all such Multiemployer Plans during 2008, (ii) none of the Company, any of its Subsidiaries or their ERISA Affiliates has any obligation to fund any current withdrawal liability with respect to any Multiemployer Plan to which the Company or any of its

Subsidiaries contribute or contributed in the past, (iii) no condition exists that could present a risk of complete or partial withdrawal from any Multiemployer Plan to which the Company and its Subsidiaries contribute as of the date hereof which could result in the Company, any of its Subsidiaries or any ERISA Affiliates incurring a withdrawal liability within the meaning of Section 4201 of ERISA and (iv) no Multiemployer Plan to which the Company and its Subsidiaries contribute as of the date hereof is in “endangered status” or “critical status” within the meaning of Section 432(b) of the Code.

(g)          Each material Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the Internal Revenue Service, and there is no reason why any such determination letter should be revoked or not be reissued. Not later than 30 days after the date hereof the Company shall furnish to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan was established and has been maintained in all material respects in compliance with its terms and with the requirements of all Applicable Law, including ERISA and the Code, and there is no action, suit, investigation, audit or proceeding pending against or involving, or to the knowledge of the Company, threatened against or involving any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official, except, in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h)          With respect to each Employee Plan maintained outside of the United States (an “International Plan”), as of June 30, 2009, according to the actuarial assumptions and valuations applicable to such International Plan, the total amount or value of the funds available under such International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i)         Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting of any compensation or benefits otherwise payable, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Employee Plan or (iv) increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any payment or benefit that would not be deductible pursuant to the terms of Section 280G or Section 162(m) of the Code.

(j)         There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan which would increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recently completed fiscal year.

(k)          For purposes of this Agreement, “Employee Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, consultancy, severance, retention or similar agreement, plan, arrangement or policy, (iii) other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, life insurance, employee assistance program, relocation or expatriate benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or life insurance benefits but excluding any Multiemployer Plan) or (iv) any loan; in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise, in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise.

Section 4.17. Labor. (a) Except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with all Applicable Law relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since January 1, 2008, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any work stoppage or labor strike against the Company or any of its Subsidiaries by employees.

(b)          The Company has provided to Parent true and complete copies of each effective or pending collective bargaining agreement or similar labor agreement covering employees or former employees of the Company or any of its Subsidiaries. To the knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any such employees other than as has been disclosed by the Company to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any foreign equivalent, (ii) representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent and there are no questions concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

Section 4.18. Environmental Matters. (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint, investigation, action, claim, suit, or proceeding is pending or, to the knowledge of the Company, is threatened by any Person against or affecting the Company, any of its Subsidiaries or any of their respective properties under or pursuant to any Environmental Law; (ii) each of the Company and its Subsidiaries is and has been in compliance with all Environmental Laws and has been and is in compliance with all Environmental Permits; and (iii) there are no liabilities or obligations of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or pursuant to any Environmental Law, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation, other than in the case of Section 4.18(a)(iii) only: (A) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, and (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date.

(b)          Notwithstanding any provision to the contrary, other than the representations and warranties contained in Sections 4.03, 4.07, 4.08, 4.09 and 4.10, this Section 4.18 shall be deemed to contain the sole representations and warranties by the Company with respect to environmental matters.

Section 4.19. Material Contracts. (a) Except for customary limitations and restrictions in bottling appointment agreements and restrictions described in the joint venture agreements set forth in Section 4.19(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by, whether in writing or not, any contract, arrangement, commitment or understanding (i) made or entered into outside the ordinary course of business and that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Entity, Parent or any of their respective Subsidiaries) from engaging or competing in any material line of business in any location or with any Person, (ii) made or entered into outside the ordinary course of business and that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (iii) that is a material joint venture, alliance or partnership agreement or (iv) described in clauses (i) or (ii) of this sentence that, disregarding any materiality qualifiers contained therein, would apply to Parent or any of its Subsidiaries (other than the Surviving Entity and its Subsidiaries) after the Effective Time (each, together with the contracts listed on Section 4.19 of the Company Disclosure Schedule and any contract of the Company or any of its Subsidiaries that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), a “Material Contract”).

(b)          Each Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.20. Tax Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

Section 4.21. Finders’ Fees. Except for Goldman, Sachs & Co., Inc., whose fees have been disclosed to Parent and whose engagement agreement with the Company or any of its Subsidiaries does not impose any obligations binding on the Company, Parent or any of their respective Subsidiaries following the Effective Time (other than customary indemnification obligations and the obligation to pay such disclosed fees), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.22. Opinion of Financial Advisor. The Board of Directors of the Company and the Transactions Committee have received the opinion of Goldman, Sachs & Co., Inc., financial advisor to the Board of Directors of the Company and the Transactions Committee, to the effect that, as of the date of this Agreement, and based upon and subject to the factors and assumptions set forth therein, the Per Share Stock Consideration and the Cash Election Price to be paid to the holders (other than Parent and its Affiliates) of shares of Company Stock, taken in the aggregate, pursuant to this Agreement was fair from a financial point of view to such holders.

Section 4.23. Antitakeover Statutes and Related Matters. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from the supermajority voting provisions of Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. To the Company’s knowledge, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement or any of the transactions contemplated hereby.

(b)          The Merger, this Agreement and the transactions contemplated hereby represent a “Permitted Acquisition” pursuant to clause (4) of such term as such term is defined in the Shareholder Agreement. Neither Parent nor Merger Subsidiary is an “Acquiring Person” (as defined in the Company Rights Agreement) in accordance with clause (ii) of the fourth sentence of such definition, and no action is required on the part of the Company to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby.

Section 4.24. Foreign Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives on behalf of the Company or any of its Subsidiaries has offered, promised or given, and no Person has otherwise offered, promised or given on behalf of the Company or any of its Subsidiaries, anything of value to any officer or employee of: (i) any Governmental Authority, (ii) any entity controlled by a Governmental Authority or (iii) any public international organization, or to any person acting in an official capacity for or on behalf of any of the foregoing or to any political party or official thereof, or to any candidate for political office (all of the foregoing being collectively referred to as “Government Officials”) or to any other Person while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any

Government Official for the purpose of: (A) influencing any action or decision of such Government Official in his or her official capacity, including a decision to fail to perform his or her official function or (B) securing any improper advantage or (C) inducing such Government Official to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority in order to assist the Company or any of its Subsidiaries or any other Person in obtaining or retaining business.

Section 4.25. No Other Representations or Warranties. Except for the representations and warranties contained in Article 4, Parent and Merger Subsidiary each acknowledge that none of the Company or any of its Subsidiaries, or any other Person on behalf of the Company or any of its Subsidiaries, makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and, to the extent applicable, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company true and complete copies of the certificate of incorporation and bylaws of Parent and Merger Subsidiary, in each case, as in effect as of the date of this Agreement.

Section 5.02. Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. No vote of the holders of shares of Parent Stock is necessary in connection with the consummation of the transactions contemplated hereby. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Competition Law, (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument not otherwise terminable by the other party thereto on 120 days’ or less notice without any penalty or payment binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 3,600,000,000 shares of Parent Stock and 3,000,000 shares of Convertible Preferred Stock of no par value. As of July 31, 2009, there were outstanding (1) 1,557,999,492 shares of Parent Stock (excluding shares of treasury stock), (2) employee stock options to purchase an aggregate of 113,744,777 shares of Parent Stock (of which options to purchase an aggregate of 77,571,306 shares of Parent Stock were exercisable), (3) 6,350,007 shares of Parent Stock subject to restricted stock unit awards and (4) 254,253 shares of Convertible Preferred Stock. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.

(b)          Except as set forth in this Section 5.05 and for changes since July 31, 2009 resulting from the exercise of stock options or the grant of stock-based compensation to directors or employees or from the issuance of stock in connection with a merger or other acquisition or business combination determined by Parent’s Board of Directors to be in the best interests of Parent and its stockholders (including any issuance of stock in connection with the transactions contemplated by the Concurrent Merger Agreement), there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in Parent, (ii) options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

(c)          The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Subsidiary of Parent has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. All material Subsidiaries of Parent and their respective jurisdictions of organization are identified in the Parent 10-K.

(b)          All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by Parent or any wholly owned Subsidiary of Parent, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of Parent, (ii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since December 31, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b)          As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)          Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)          Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, that is required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

(f)          Since January 1, 2007, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g)          There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent. Parent has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)          Since January 1, 2007, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i)         Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes- Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Filings fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements, as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. Disclosure Documents. (a) The information provided by Parent in writing for inclusion in the Proxy Statement or any amendment or supplement thereto shall not, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)          The Registration Statement and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c)          The information supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or any amendment or supplement thereto based upon information furnished by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes. From the Parent Balance Sheet Date to the date of this Agreement, except for the transactions contemplated by this Agreement or the Concurrent Merger Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. From April 4, 2009 to the date of this Agreement, there has not been any action taken by

Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 7.01.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation other than: (a) liabilities or obligations reflected and provided for in the Parent Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date; and (c) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.12. Compliance with Laws and Court Orders. Each of Parent and its Subsidiaries is and has been in compliance with, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present executive officer or director of Parent or any of its Subsidiaries or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.14. Finders’ Fees. Except for Centerview Partners LLC and Banc of America Securities and Merrill Lynch, each of whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.15. Financing. At the Effective Time Parent will have sufficient immediately available funds to pay, in cash, the total amount of the cash consideration that holders of Company Stock are entitled to receive pursuant to Section 2.02 as well as any cash dividends or distributions payable pursuant to

Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08.

Section 5.16. Tax Treatment. Neither the Parent nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

Section 5.17. No Planned Liquidations or Mergers. Parent has no plan or intention to (i) liquidate the Surviving Entity or (ii) merge the Surviving Entity with and into any of its Subsidiaries or Affiliates.

Section 5.18. Concurrent Merger Documents. Parent has delivered to the Company on or prior to the date hereof a true and complete copy of the Concurrent Merger Agreement.

Section 5.19. No Other Representations or Warranties. Except for the representations and warranties contained in Article 5, each of Company and its Subsidiaries acknowledges that none of the Parent or Merger Subsidiary, or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 6
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, (i) except as expressly contemplated by this Agreement, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and to the extent consistent therewith, use its reasonable best efforts to (A) preserve intact its present business organization, (B) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of its directors, officers and key employees and (D) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, (i) except as expressly contemplated by this Agreement, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)          amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)          (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries to the Company or to other wholly-owned Subsidiaries and (B) regular quarterly cash dividends by the Company with customary record and payment dates on the shares of Company Stock not in excess of $0.14 per share per quarter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except pursuant to any Company Stock Plan or any Company Stock Option (including for purposes of satisfying applicable tax withholding requirements and payment of the exercise price in respect of any Company Stock Option);

(c)          except as provided in Section 6.01(j), (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)          incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $10,000,000 individually or $20,000,000 in the aggregate;

(e)          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business consistent with past practice and (ii) acquisitions with a purchase price (including related assumed indebtedness) that do not exceed $25,000,000 individually or $50,000,000 in the aggregate;

(f)          (i) sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (A) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (B) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that do not exceed $10,000,000 individually or $20,000,000 in the aggregate and (C) Permitted Liens or (ii) sell, lease, license or otherwise dispose of or permit to lapse any material Intellectual Property right, other than grants of non-exclusive licenses with respect to any Intellectual Property of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(g)          other than in connection with actions permitted by Section 6.01(e) or with wholly-owned Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person;

(h)          (i) create, incur, assume, suffer to exist or prepay any indebtedness for borrowed money or guarantees thereof other than in the ordinary course of business consistent with past practice, and in an amount that does not exceed $50,000,000 in the aggregate or (ii) enter into, modify in any material respect or terminate any material interest rate swaps or hedging arrangements except, in the case of hedging arrangements, in the ordinary course of business consistent with past practice;

(i)         (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof or (ii) amend, modify in any material respect or terminate any Material Contract or any contract, agreement or understanding referred to in clause (i) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

(j)         except as required to comply with Applicable Law or any Employee Plan in accordance with its terms on the date of this Agreement, (i) increase compensation, bonuses or other benefits payable to any director or employee of the Company or any of its Subsidiaries at the executive officer level; (ii) increase compensation, bonuses or other benefits payable to any employee or independent contractor of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice and to the extent not material; (iii) enter into, adopt or amend in any material respect any severance or retention plan, arrangement or policy applicable to any director, executive officer, employee or independent contractor, except in the case of non-officer individuals who are newly hired or promoted after the date of this Agreement in the ordinary course of business consistent with past practice; (iv) enter into, adopt or amend in any material respect, including anything that would be covered in whole or in part by the foregoing clause (iii), any employment, change of control, compensation, bonus, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, retirement benefits or other benefit agreement, plan, arrangement or policy applicable to any director or executive officer or, except in the ordinary course of business consistent with past practice, any other employee or independent contractor of the Company or any of its Subsidiaries and except in the case of non-officer individuals who are newly hired or promoted in the ordinary course of business consistent with past practice; (v) pay based on, accrue or certify performance level achievements for employees participating in a plan, program or arrangement at levels in excess of actually achieved performance in respect of any component of an incentive-based award that requires achievement at a specified level of performance; (vi) amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Employee Plan; or (vii) grant, or authorize the grant of, any new bonus opportunities or set performance targets for any bonus opportunities;

(k)          change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l)          settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m)         enter into any material new line of business;

(n)          enter into any bottling appointment, license agreement to distribute product, bottler funding support agreement, or any ancillary agreement or amendment to any of the foregoing, in each case, other than in the ordinary course of business consistent with past practice; or

(o)           agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. (a) Subject to the terms of this Agreement, the Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. In connection with such meeting, the Company shall promptly prepare and file with the SEC, use reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Proxy Statement (which shall be filed as part of the Registration Statement) and all other proxy materials for such meeting.

(b)          Subject to Section 6.03, the Board of Directors of the Company and the Transactions Committee shall (i) recommend approval and adoption of this Agreement by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) not withdraw, modify or qualify the Company Board Recommendation in any manner adverse to Parent, recommend an Acquisition Proposal (nor shall the Transactions Committee recommend any of the foregoing actions in this clause (iii) to the Board of Directors of the Company) (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”) and (iv) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Except as permitted under Section 6.03(b), neither the Company nor any of its Subsidiaries shall, nor shall the officers or directors of the Company or any of its Subsidiaries, and the Company shall use reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, independent contractors, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) not to, directly or indirectly, (i) solicit, initiate or otherwise facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) effect a Company Adverse Recommendation Change, (iv) subject to its fiduciary obligations, grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b)           Exceptions. Notwithstanding Section 6.02(b) or Section 6.03(a), at any time prior to the Company Stockholder Approval:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage or participate in negotiations or discussions with any Third Party and its Representatives that has made after the date of this Agreement an unsolicited bona fide written Acquisition Proposal that the Board of Directors of the Company believes constitutes or is reasonably likely to lead to a Superior Proposal; (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party; and (C) subject to giving notice pursuant to Section 6.03(d) below, approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if the Board of Directors of the Company determines in good faith (after consulting with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal; and

(ii) the Board of Directors of the Company may make a Company Adverse Recommendation Change;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any position taken or statement made to so comply is consistent with this Section 6.03; provided that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by the Company’s Board of Directors with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)           Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and after taking such action the Company shall, if such action is in connection with an Acquisition Proposal, continue to advise Parent on a reasonably current basis of the status and material terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication by a Third Party that it is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has indicated that it may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 48 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition

Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d)          “Last Look”. Further, the Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to an Acquisition Proposal, unless (i) the Company promptly notifies Parent, in writing at least three Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (ii) Parent does not make, within 48 hours after its receipt of that written notification, a binding offer that is at least as favorable to the stockholders of the Company (other than Parent, Merger Subsidiary and any other Affiliates of Parent) as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal that is less favorable to the Company shall require a new written notification from the Company and commence a new 48-hour period under clause (ii) of this Section 6.03(d)).

(e)           Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation and availability of any necessary financing, provide greater value to the Company’s stockholders (in their capacity as stockholders of the Company) than as provided hereunder (taking into account any binding proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), which the Board of Directors of the Company determines is reasonably likely to be consummated, assuming the Company Stockholder Approval was obtained.

(f)          Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(g)          Board Actions. Any determination made or action taken by the Board of Directors of the Company in accordance with Section 6.03(b) and Section 6.03(d) shall be made or taken only after receipt of the affirmative recommendation of the Transactions Committee with respect to such determination or action.

Section 6.04. Tax Matters. (a) With the exception of pending applications for changes in accounting methods filed with the Internal Revenue Service relating to (i) capitalization of incidental repair and maintenance, (ii) depreciation and (iii) UNICAP, from the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b)          The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

ARTICLE 7
COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date hereof until the Effective Time, except as otherwise contemplated herein or in the Concurrent Merger Agreement, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time Parent shall not, nor shall it permit any of its Subsidiaries to:

(a)          amend the articles of incorporation or bylaws of Parent in a manner that would have a material and adverse impact on the value of Parent Stock;

(b)          adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or recapitalization of Parent;

(c)          agree, resolve or commit to do any of the foregoing; or

(d)          enter into, modify, amend or terminate any contract, arrangement, commitment or understanding or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Parent to perform its obligations under this Agreement in any material respect, or (ii) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Parent will take all steps necessary to cause the stockholders of Merger Subsidiary to approve the Merger.

Section 7.03. Voting of Company Stock. Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting. From and after the date hereof and prior to the Company Stockholder Approval having been obtained, neither Parent nor any of its Affiliates will acquire beneficial ownership of any additional shares of Company Stock; provided that, for the avoidance of doubt, nothing in this sentence shall limit or restrict transfers of Company Stock among Parent and its Subsidiaries.

Section 7.04.  Director and Officer Liability.

(a) From and after the Effective Time, each of Parent and the Surviving Entity agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Persons”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation or by-laws in effect on the date hereof of this Agreement (and Parent or the Surviving Entity shall also advance expenses as incurred to the fullest extent permitted under Delaware Law; provided that, if required by Delaware Law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); provided, further that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware Law and the Company’s certificate of incorporation and by-laws shall, to the extent permitted by Applicable Law, be made by independent counsel selected by the Surviving Entity.

(b)          For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Entity’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Entity) regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement in the Company’s certificate of incorporation and by-laws.

(c)          Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case with a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Entity for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Entity shall, and Parent shall cause the Surviving Entity to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided that, in satisfying its obligation under this Section 7.04(c), the Surviving Entity shall not be obligated to pay in the aggregate in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)          If Parent, the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.04.

(e)           The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Merger Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance.

Section 7.06. Employee Matters. (a) For a period of one year following the Effective Time, Parent shall provide to all employees of the Company or any of its Subsidiaries as of the Effective Time who continue employment with the Surviving Entity or any of its Affiliates (“Continuing Employees”) compensation and benefits (other than equity-based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by the Company and its Subsidiaries to the Continuing Employees as in effect immediately prior to the Effective Time.

(b)          With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for purposes of eligibility to participate and vesting thereunder (but not for purposes of benefit accruals) for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated.

(c)          With respect to any welfare plan maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company or its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of- pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d)          Parent shall, and shall cause its Subsidiaries, including the Surviving Entity, to honor, in accordance with its terms, each Employee Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control or a change in control, as the case may be, for all purposes under any plan, agreement or arrangement set forth on Section 7.06(d) of the Company Disclosure Schedule.

(e)          With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to the year in which the Effective Time occurs, Parent shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms; provided that the amount payable to such employee under such plan shall be determined in accordance with the terms of such plan and based on the attainment of applicable performance goals as mutually determined in the reasonable, good faith judgment of Parent and the Company. With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to any year, if any, prior to the Effective Time, the Company shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course.

(f)          Nothing in this Section 7.06 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Entity, from amending any employee benefit plan, (iii) obligate Parent, the Company, the Surviving Entity or any of their respective Affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

Section 7.07. Limitation on Acquisitions. Prior to the Effective Time Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any Person (other than PBG) if such acquisition would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or to make it more difficult, or to increase the time required, to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Competition Laws applicable to the transactions contemplated by this Agreement.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, or desirable to consummate the transactions contemplated by this Agreement; (iii) to the extent proper and advisable, participating and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority relating to this Agreement or the transactions contemplated hereby; (iv) in the event that the United States Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) issues a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act in relation to the Merger and the other transactions contemplated by this Agreement, taking such measures as may be reasonably necessary to limit the scope of such Second Request, certifying substantial compliance with such Second Request and otherwise responding to and seeking to resolve any requests for information, documents, data or testimony made by the FTC or the DOJ under the HSR Act; (v) securing clearance under all applicable Competition Laws (including the expiration or termination of any applicable waiting period thereunder) of the Merger and the other transactions contemplated by this Agreement by the Termination Date; and (vi) preventing the entry of, and having vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order relating to any applicable Competition Law that would prevent, prohibit, restrict or delay the consummation of the Merger and the other transactions contemplated by this Agreement: provided that the parties hereto understand and agree that in no event shall the Company, Parent or Merger Subsidiary be required by this Section 8.01 or any other provision of this Agreement (A) to enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) in the case of either of the foregoing clauses (A) or (B) with respect to any of the material businesses, assets or properties of Parent or the Company or any of their respective material Subsidiaries.

(b)          In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make appropriate filings pursuant to applicable Competition Laws, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated hereby as promptly as practicable. Each of Parent and the Company shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Competition Law and shall use reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Law as soon as practicable. The Company agrees to take such reasonable actions as are deemed prudent by Parent to secure needed approvals from any Governmental Authority with respect to the transactions contemplated hereby and to assist Parent in litigating or otherwise contesting objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement.

(c)          In furtherance of the foregoing, Parent shall use its reasonable best efforts to cause the consummation of the Concurrent Merger on the terms and subject to the conditions of the Concurrent Merger Agreement, including Section 8.01 thereof, and Parent agrees that it shall not enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Concurrent Merger, or otherwise, that would involve Parent agreeing to not consummate the Merger.

Section 8.02. SEC Matters. (a) As promptly as practicable after the date hereof, Parent and the Company shall prepare and file the Proxy Statement, the Registration Statement (in which the Proxy Statement will be included) and, if applicable, the Schedule 13E-3 with the SEC. Parent and the Company shall use their reasonable best efforts to cause the Proxy Statement, the Registration Statement (in which the Proxy Statement will be included) and, if applicable, the Schedule 13E-3 to be cleared by the SEC and the Registration Statement to become effective under the 1933 Act as soon after each such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company (including the Transactions Committee) in favor of adoption of this Agreement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Schedule 13E-3, the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement, the Proxy Statement and the Schedule 13E-3 comply in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, as the case may be.

(b)          The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the Registration

Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Schedule 13E-3, the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Schedule 13E-3, the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release (including by providing the other party a reasonable opportunity to comment thereon), having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation. This Section 8.03 shall not apply to matters referred to in Section 6.03.

Section 8.04. Further Assurances. At and after the Effective Time, the officers of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 8.05. Access to Information. Subject to Applicable Law, from the date hereof until the Effective Time and subject to the Confidentiality Agreement dated June 24, 2009 between the Company and Parent (as supplemented on August 2, 2009, the “Confidentiality Agreement”), the Company and Parent shall and shall cause each of its respective Subsidiaries to , upon reasonable notice, (a) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (b) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with the other party in its investigation; provided that the foregoing shall not require the Company or Parent (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent, as the case may be, would result in the disclosure of any Trade Secrets of Third Parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Parent, as the case may be, or any of its Subsidiaries; provided further that in each case Parent or the Company, as applicable, shall notify the other of any such non-disclosure and cooperate in making alternate arrangements. The parties shall use reasonable efforts to coordinate all requests for information through designated representatives. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of:

(a)          any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)          any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)          any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

provided, that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 8.07. Tax-free Reorganization. (a) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause the Surviving Entity to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization.

(b)          Each of Parent and the Company shall use its reasonable best efforts to obtain the opinions referred to in Sections 9.02(d) and 9.03(b).

Section 8.08. Section 16 Matters. Prior to the Effective Time, the Board of Directors of Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and/or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.09. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Entity of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 8.10. Merger Subsidiary Reincorporation. Prior to Closing, Parent may cause Merger Subsidiary to be reincorporated as a Delaware corporation (by merger, reincorporation or otherwise).

ARTICLE 9
CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)          the Company Stockholder Approval shall have been obtained in accordance with Delaware Law; provided, that in the event the Board of Directors of the Company makes a Company Adverse Recommendation Change in accordance with Section 6.03(b)(ii) in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date hereof, and whether or not such event, development, occurrence, or change in circumstances or facts is excluded from the definition of Material Adverse Effect in clauses (A) through (F) and the last sentence thereof, which event, development, occurrence, or circumstances or facts did not exist or was not actually known, appreciated or understood by the Board of Directors of the Company, in each case, as of the date hereof then, in addition to the Company Stockholder Approval, the obligation of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall also be subject to the adoption of this Agreement and the Merger by the affirmative vote of holders of a majority of the outstanding shares of Common Stock (excluding any shares beneficially held or held of record by Parent and its Affiliates, the Pohlad Group (as defined in the Shareholder Agreement) and the directors and officers of the Company).

(b)         no Applicable Law shall prohibit the consummation of the Merger;

(c)          any applicable waiting period under the HSR Act relating to the Merger and any agreement between Parent, the Company and any Governmental Authority not to consummate the Merger prior to a specific date shall have expired or been terminated;

(d)          the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e)          the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

(f)          other than the actions and filings referenced in Section 9.01(c), all material actions by or in respect of, or material filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i)      the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 shall be true in all respects (except for such inaccuracies as are de minimis relative to Section 4.05 taken as a whole) at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all respects only as of such time), (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.21, 4.22 and 4.23 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b)          there shall not be pending any action or proceeding by any Governmental Authority, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Company’s capital stock, including the right to vote any shares of the Company’s capital stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s stockholders, or (B) ability to effectively exercise full rights of ownership or operation (or that of its respective Subsidiaries or Affiliates) of any material business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any of any material business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries or (iv) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or, following the Effective Time, the Surviving Entity) or Parent;

(c)          there shall not have been any action taken, or any Applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act to the Merger, that would reasonably be expected to, individually or in the aggregate, result in any of the consequences referred to in clauses (i) through (iv) of Section 9.02(b);

(d)          Parent shall have received an opinion of Davis Polk & Wardwell LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Davis Polk & Wardwell LLP shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits A and B hereto;

(e)          except as disclosed in a Company SEC Document filed prior to the date hereof or in the Company Disclosure Schedule, from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; and

(f)          the conditions set forth in Sections 9.01(b), 9.01(c), 9.01(f), 9.02(b) and 9.02(c) of the Concurrent Merger Agreement, to the extent they relate to Competition Laws, shall have been satisfied.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)          (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Section 5.01, 5.02 and 5.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b)          the Company shall have received an opinion of Briggs and Morgan, P.A. in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Briggs and Morgan, P.A. shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibit A and B hereto; and

(c)          except as disclosed in a Parent SEC Document filed prior to the date hereof or in the Parent Disclosure Schedule, from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE 10
TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a)	by mutual written agreement of the Company and Parent;

(b)	by either the Company or Parent, if:

(i)         the Merger has not been consummated on or before August 3, 2010 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii)         there shall be any Applicable Law in effect that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and, in the case of clauses (A) and (B) any such Applicable Law, including an injunction, shall have become final and nonappealable; or

(iii)        at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c)	by Parent, if:

(i)         a Company Adverse Recommendation Change shall have occurred or the Company materially breaches its obligations under this Agreement by reason of a failure to call the Company Stockholders Meeting in accordance with Section 6.02; or

(ii)          a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

(d)          by the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the knowing and intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. None of Parent, Merger Subsidiary or the Company shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its knowing and intentional breach of any provision of this Agreement. The provisions of this Section 10.02 and Sections 11.01, 11.04, 11.07, 11.08 and 11.09, and the Confidentiality Agreement, shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577
Attention: Larry D. Thompson
Facsimile No.: (914) 253-2070

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	George R. Bason, Jr.
John H. Butler
Facsimile No.: (212) 450-3800

if to the Company, to:

PepsiAmericas, Inc.
4000 RBC Plaza
60 South Sixth Street
Minneapolis, Minnesota  55402
Attention: Robert C. Pohlad
Facsimile No.: (612) 661-3821

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York  10004
Attention:	James Morphy
Audra D. Cohen
Facsimile No.: (212) 558-3588

Briggs and Morgan, P.A.
2200 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
Attention: Brian D. Wenger
Facsimile No.: (612) 977-8650

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)	Termination Fee.

(i)         If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay to Parent in immediately available funds $71,600,000 (the “Company Termination Fee”) within one Business Day after such termination; provided that if such termination resulted from a Company Adverse Recommendation arising from a Material Adverse Effect on Parent, and it is finally adjudicated that such Material Adverse Effect on Parent occurred, Parent shall promptly refund such Company Termination Fee together with interest thereon from the date of payment at the prevailing prime rate as reported in the Wall Street Journal, Eastern Edition.

(ii)          If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and the Company Stockholder Meeting has not been held or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

                               (iii)             Upon a termination by Parent described in paragraph (i) or (ii) above, the Parent’s sole remedy is payment of the Company Termination Fee.

(c)          Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent.

(b)          The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Cautionary Statement” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns (including as set forth in Section 7.04). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except as provided under Section 7.04.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time prior to the mailing of the Proxy Statement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, except to the extent the laws of the State of New Jersey are mandatorily applicable to the Merger.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Merger Subsidiary agrees that it may be served with process in Delaware in any proceeding for enforcement of any obligation of the Company, as well as for enforcement of any of its obligations arising from the Merger, including any suit or other proceeding to enforce the right of any stockholder as determined in an appraisal proceeding under Section 262 of Delaware Law and irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceeding.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, (i) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party and (ii) such term, provision, covenant, or restriction shall be deemed reformed to the extent necessary to conform to Applicable Law and to give the maximum effect to the intent of the parties hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[The remainder of this page has been intentionally left blank;
the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PEPSIAMERICAS, INC.

By:	/s/ Robert Pohlad
	Name:	Robert Pohlad
	Title:	Chairman and Chief Executive Officer

PEPSICO, INC.

By:	/s/ Larry D. Thompson
	Name:	Larry D. Thompson
	Title:	Senior Vice President, Government Affairs, General Counsel and Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/s/ Thomas H. Tamoney Jr.
	Name:	Thomas H. Tamoney Jr.
	Title:	Secretary

Exhibit 99.1

PepsiCo Reaches Merger Agreements with
Pepsi Bottling Group and PepsiAmericas

Fully-Integrated System Will Strategically Transform
North American Beverage Business

•	PepsiCo to acquire PBG and PAS for $36.50 per share and $28.50 per share, respectively

•	Fully-integrated supply chain and go-to-market system will position PepsiCo to accelerate growth

•	PepsiCo will directly manage approximately 80 percent of its total North American beverage volume distribution, including both its direct-store-delivery and warehouse systems

•	Transaction is expected to be accretive to PepsiCo’s earnings by 15 cents per share when synergies are fully realized

PURCHASE, N.Y,  SOMERS, N.Y. and MINNEAPOLIS, Minn. (August 4, 2009) -- PepsiCo (NYSE: PEP) today announced that it has entered into definitive merger agreements with The Pepsi Bottling Group, Inc. (NYSE: PBG) and PepsiAmericas, Inc. (NYSE: PAS) under which PepsiCo will acquire all of the outstanding shares of common stock it does not already own in its two largest anchor bottlers.

Under the agreements, PBG shareholders will have the option to elect either $36.50 in cash or 0.6432 shares of PepsiCo common stock (which had a value of $36.50 based on PepsiCo closing share price of $56.75 on July 31, 2009) for each share of PBG, subject to proration such that the aggregate consideration to be paid to PBG shareholders shall be 50 percent cash and 50 percent PepsiCo common stock. Similarly, PAS shareholders will have the option to elect either $28.50 in cash or

0.5022 shares of PepsiCo common stock for each share of PAS (which had a value of $28.50 based on PepsiCo closing share price of $56.75 on July 31, 2009), subject to proration such that the aggregate consideration to be paid to PAS shareholders shall be 50 percent cash and 50 percent PepsiCo common stock.

The total value of the shares that PepsiCo will be acquiring is about $7.8 billion, and the acquisitions will create one of the largest food and beverage companies globally. Based on the recommendations of the Special Committee of PBG and the Transaction Committee of PAS, the boards of directors of PBG and PAS, respectively, have approved the transactions.

This transaction is expected to create annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.  The acquisitions are expected to be accretive to PepsiCo’s earnings by about 15 cents per share when synergies are fully realized in 2012.

PepsiCo Chairman and Chief Executive Officer Indra Nooyi said “PepsiCo has had a constructive partnership with PBG and PAS over the past 10 years.  While the existing model has served the system very well, it is clear that the changing dynamics of the North American liquid refreshment beverage business demand that we create a more flexible, efficient and competitive system that can drive growth across the full range of PepsiCo beverage brands.  Our shared culture, strong operational leadership and ability to successfully integrate operations – in this case operations we know very well – should allow us to bring the businesses together quickly and seamlessly.

“The fully integrated beverage business will enable us to bring innovative products and packages to market faster, streamline our manufacturing and distribution systems and react more quickly to changes in the marketplace, much like we do with our food business,” Nooyi said.  “It will also make it easier to leverage ‘Power of One’ opportunities that involve both our beverage and food offerings, and for PepsiCo to present one face to retail customers.  Ultimately it will put us in a much better position to compete and to grow both now and in the years ahead.”

“This transaction provides outstanding value for PBG shareholders, offers new and expanded opportunities for PBG employees and positions the combined company to accelerate growth going forward,” said Eric Foss, Chairman and CEO of PBG.  “PBG has a proven track record of success driven by best-in-class execution, consistently exceeding customer expectations and creating superior shareholder value.  After a thorough evaluation process, the PBG Board concluded that this transaction represents full and fair value and is the best outcome for PBG shareholders, employees and customers.  Ultimately, the transaction positions the entire Pepsi system to continue to win in the marketplace.”

PepsiAmericas Chairman and Chief Executive Officer Robert C. Pohlad said: “Over the past nine years, PepsiAmericas and each of our employees have helped build a remarkable organization.  The success we have achieved is reflected in the agreement reached with PepsiCo.  This agreement provides great value to our shareholders and an opportunity for them to participate in the unique potential of this combination.  Bringing together these great companies is bold and strategically innovative, and will create a system unmatched in our industry.”

Combination will drive future growth

PepsiCo expects the transaction to directly complement the transformation efforts already underway in its North American beverage business.  Those efforts have included refreshing such brands as Pepsi and Gatorade and introducing an array of new products, ranging from the naturally sweetened zero-calorie SoBe LifeWater to low-calorie Trop50. At the same time PepsiCo has taken steps to fundamentally improve its cost structure.

PepsiCo cited a number of specific benefits it expects to realize by consolidating its two largest bottlers:

▪	Consolidation of 80 percent of the North American beverage volume will speed the decision-making process and eliminate friction points
▪	Offering more compelling bundles across food and beverage and providing enhanced customer service nationally, taking the “Power of One” to the next level
▪	Consolidation of manufacturing networks will provide cost benefits and also optimize our investments in growth and innovation
▪	Greater flexibility in deploying multiple go-to-market systems to tailor distribution by channel
▪	Elimination of redundant costs to leverage scale efficiencies

Additional Information

The acquisitions are not subject to financing contingencies, but they are subject to customary approvals, including regulatory approvals and approval of the transaction by stockholders of PBG and PAS.  The parties expect the transactions to close in late 2009 or early 2010.  Debt financing commitments were provided by BofA Merrill Lynch and Citi.

Centerview Partners and BofA Merrill Lynch are acting as lead financial advisors to PepsiCo, and Citi is also acting as financial advisor to PepsiCo. Davis Polk & Wardwell LLP is acting as legal counsel to PepsiCo. Morgan Stanley is acting as financial advisor to PBG, Perella Weinberg Partners provided a fairness opinion and Cravath, Swaine & Moore is acting as legal counsel to PBG.  Goldman Sachs is acting as financial advisor to PAS, and Sullivan & Cromwell and Briggs and Morgan are acting as legal counsel.

For more information please access our website at:  www.transactioninfo.com/pepsico.

Conference Call/Webcast

PepsiCo will host a webcast on August 4, 2009 at 8:30 am Eastern Time to discuss the transaction. The webcast can be accessed on the investor relations section of PepsiCo’s website, www.pepsico.com.

About PepsiCo

PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generate more than $1 billion in annual retail sales.  Our main businesses – Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade – also make hundreds of other nourishing, tasty foods and drinks that bring joy to our consumers in over 200 countries.  With more than $43 billion in 2008 revenues, PepsiCo employs 198,000 people who are united by our unique commitment to sustainable growth, called Performance with Purpose.  By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide.  For more information, please visit www.pepsico.com

About PBG

The Pepsi Bottling Group, Inc. (www.pbg.com) is the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages. With approximately 67,000 employees and annual sales of nearly $14 billion, PBG has operations in the U.S., Canada, Greece, Mexico, Russia, Spain and Turkey. For more information, please visit www.pbg.com.

PBG Contact:
Jeff Dahncke
PBG Public Relations
914-767-7690
jeff.dahncke@pepsi.com

About PepsiAmericas

PepsiAmericas is the world's second-largest manufacturer, seller and distributor of PepsiCo beverages. With annual sales of $4.9 billion in 2008, PepsiAmericas serves territories with a population of more than 200 million in a significant portion of a 19-state region in the U.S.; Central and Eastern Europe, including Ukraine, Poland, Romania, Hungary, the Czech Republic and Slovakia; and through the company’s new joint venture, the Caribbean and Central America. For more information, please visit www.pepsiamericas.com.

PAS Contacts:
Investor Relations
Sara Zawoyski
612.661.3830
sara.zawoyski@pepsiamericas.com
Media Relations
Mary Viola
847.598.2870
mary.viola@pepsiamericas.com

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

BANC OF AMERICA SECURITIES LLC One Bryant Park New York, New York 10036 BANK OF AMERICA, N.A. 214 North Tryon Street Charlotte, North Carolina 28255	CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street New York, New York 10013

August 3, 2009

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Attention	Maria Teresa Hilado
Senior Vice President, Finance and Treasurer

Project Alchemy

Ladies and Gentlemen:

Bank of America, N.A. (“Bank of America”) is pleased to offer to be the sole administrative agent (in such capacity, the “Administrative Agent”) for a $4,000,000,000 364-day senior unsecured revolving credit facility (the “Senior Credit Facility”) to PepsiCo, Inc. (“you” or the “Company”) the proceeds of which will be used to do one or more of the following: fund your acquisition of PepsiAmericas, Inc., a Delaware corporation (“PAS”) pursuant to an Agreement and Plan of Merger dated as of August 3, 2009 and/or fund your acquisition of The Pepsi Bottling Group, Inc., a Delaware corporation (“PBG” and together with PAS, the “Acquired Companies”) pursuant to an Agreement and Plan of Merger dated as of August 3, 2009 (the “Acquisition”) including to backstop commercial paper issued in connection with the Acquisition, and each of Bank of America Citigroup Global Markets Inc. (“CGMI”) on behalf of Citi (as defined below) (Citi together with Bank of America, in such capacities, the “Initial Lenders”) is pleased to offer its several (and not joint) commitment to lend 50% of the Senior Credit Facility, upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”).  Each of Banc of America Securities LLC (“BAS”) and CGMI is pleased to advise you of its willingness in connection with the foregoing commitment, as joint lead arranger and joint book manager (in such capacities, the “Lead Arrangers”; the Lead Arrangers together with the Initial Lenders, the “Commitment Parties”) for the Senior Credit Facility, to form a syndicate of financial institutions (including the Initial Lenders) (collectively, the “Lenders”) reasonably acceptable to you for the Senior Credit Facility.  The Acquisition, the arrangement and funding of the Senior Credit Facility, the payment of fees and expenses in connection therewith and all related transactions including those contemplated by this Commitment Letter and the Summary of Terms are referred to as the “Transactions.”  For the purposes of this Commitment Letter “Citi” means CGMI, Citibank, N.A., Citicorp USA, Inc. and/or any of their affiliates as may be appropriate to consummate the transaction contemplated hereby.

You have further advised us that one or both of the Target Existing Facilities (as defined below) may need to be amended to (i) permit the Acquisition, (ii) remove the financial covenants therein and

(iii) conform the other covenants and events of default to the Company’s Existing 364-Day Facility (as defined in the Summary of Terms).  In connection therewith, each of the Initial Lenders agrees to work with you to achieve the necessary amendments on terms and conditions to be mutually agreed.

Section 1.  Conditions Precedent.  The several commitment of each Initial Lender hereunder and the several undertaking of each Lead Arranger to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to the Commitment Parties:  (a) the preparation, execution and delivery of mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the “Operative Documents”);  (b) the absence of any material adverse change in the financial condition, operations or properties of the Company and its subsidiaries taken as a whole (after giving pro forma effect to the Acquisition), since December 27, 2008, that has not been publicly disclosed prior to the date hereof;  (c) the accuracy and completeness of all representations that the Company makes to the Commitment Parties in Section 8 of this Commitment Letter and all information that the Company furnishes to the Commitment Parties in accordance with Section 8 of this Commitment Letter; (d) the Company’s compliance in all material respects with the terms of this Commitment Letter and the Fee Letter referred to below, including, without limitation, the payment in full of all fees, expenses and other amounts payable under this Commitment Letter and (e) prior to and during the syndication of the Senior Credit Facility there shall be no competing offering, placement or arrangement of any competing senior credit facility by or on behalf of the Company or any of its subsidiaries (other than for foreign subsidiaries, provided that no more than $300,000,000 in aggregate principal amount of indebtedness of foreign subsidiaries shall be the subject of an offering, placement or arrangement of a senior credit facility during the first three weeks following the date hereof).

Section 2.  Commitment Termination.  The commitments of the Commitment Parties hereunder will expire at 8:00 a.m. (New York time) on August 4, 2009 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time (which may be by facsimile or e-mail transmission), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements.  Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earlier of (a) the date the Operative Documents are executed and delivered, and (b) March 31, 2010.  In consideration of the time and resources that the Commitment Parties will devote to the Senior Credit Facility, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facility for the Company and its subsidiaries (other than as permitted under clause (e) of section 1).

Section 3.  Syndication.  The Lead Arrangers will manage all aspects of the syndication of the Facility in consultation with the Company, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders and any titles offered to proposed Lenders, the acceptance of commitments of the Lenders and the compensation to be provided to the Lenders (it being understood and agreed that the Company shall have consent rights with respect to the aggregate amount of compensation to be provided to the Lenders and any titles offered to the Lenders).

The Lead Arrangers intend to commence syndication of the Senior Credit Facility promptly upon your acceptance of this Commitment Letter and the Fee Letter, and the several commitments of the Initial Lenders hereunder shall be reduced, pro rata, dollar-for-dollar as and when such commitments are received from other Lenders to the extent such other Lender enters into a new commitment letter on substantially identical terms to this Commitment Letter or becomes a party to this Commitment Letter.  You agree to actively assist the Lead Arrangers in achieving a syndication of the Senior Credit Facility that is reasonably satisfactory to the Lead Arrangers in consultation with you.  Such assistance shall include your (a) providing and causing your advisors to provide the Commitment Parties and the other

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Lenders upon request with all information reasonably deemed necessary by the Commitment Parties to complete a successful syndication, including, but not limited to, information and evaluations prepared by you and your advisors, or on your behalf, relating to the transactions contemplated hereby (the “Transaction Information”, and together with the Projections (as hereinafter defined), the “Information”), (b) assisting in the preparation of an Information Memorandum and other materials to be used in connection with the syndication of the Senior Credit Facility (collectively with the Summary of Terms, the “Information Materials”), (c) endeavoring to ensure that the syndication efforts benefit materially from the Company’s existing lending relationships and (d) otherwise assisting Bank of America and BAS in their syndication efforts, including by making senior management and representatives of the Company available to participate in information meetings with potential Lenders at such times and places as the Lead Arrangers may reasonably request.

Bank of America will act as sole Administrative Agent for the Senior Credit Facility and the Lead Arrangers will act as joint lead arrangers and joint book managers for the Senior Credit Facility.  BAS shall have “lead left” placement in all marketing materials with respect to the Senior Credit Facility.  It is understood that no lender participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without the consent of the Commitment Parties and the Company.

In connection with the syndication of the Senior Credit Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Company or its affiliates, or the respective securities of any of the foregoing.  You agree, however, that the definitive credit documentation will contain provisions concerning Information Materials to be provided to Public Lenders and the absence of MNPI therefrom on substantially identical terms to those in the Existing 364-Day Facility (as defined in the Summary of Terms).  Prior to distribution of Information Materials to prospective Lenders, you shall provide us at our request with a customary letter authorizing the dissemination thereof.

Section 4.  Fees.  In addition to the fees described in Annex I, the Company shall pay the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) among the Company and the Commitment Parties.  The terms of the Fee Letter are an integral part of the commitments of the Commitment Parties hereunder and constitute part of this Commitment Letter for all purposes hereof (other than for purposes of permitted disclosure under Section 7).

Section 5.  Indemnification.  You agree to indemnify and hold harmless each Commitment Party, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) the Transactions or any matters or transactions contemplated by this Commitment Letter or (b) the Senior Credit Facility or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence, willful misconduct or material breach in bad faith of its obligations hereunder.  In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation,

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litigation or proceeding is brought by you, your directors, equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent such liability is determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence, willful misconduct or material breach in bad faith of its obligations hereunder.  In no event, however, shall any Indemnified Party or the Company be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).  Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

Section 6.  Costs and Expenses.  By executing this Commitment Letter, you agree to reimburse the Commitment Parties from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, the reasonable fees, disbursements and other charges of one counsel to the Administrative Agent, Shearman & Sterling LLP) incurred in connection with the Senior Credit Facility, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby.  The Company shall also pay all costs and expenses of each Commitment Party (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

Section 7.  Confidentiality.  By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter is for the Company’s confidential use only and that neither its existence nor the terms hereof will be disclosed by the Company to any person other than the Company’s officers, directors, employees, accountants, attorneys and other advisors, agents and representatives and to insurers and rating agencies (the “Company Representatives”), and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby; provided, however, that the Company may (i) make such other public disclosures of the terms and conditions of the Commitment Letter as the Company is required by law, regulation or stock exchange rule, in the opinion of the Company’s counsel, to make and (ii) disclose the Commitment Letter (but not the Fee Letter) to the Acquired Companies and their respective officers, directors, employees, accountants, attorneys and other professional advisors.  Notwithstanding any other provisions of this Commitment Letter, each Commitment Party hereby confirms that the Company and the Company Representatives shall not be limited from disclosing the Senior Credit Facility and/or the terms thereof (other than the terms of the Fee Letter) in its filings and submissions with the Securities and Exchange Commission or the New York Stock Exchange.

Each Commitment Party will treat as confidential all confidential information provided to it by or on behalf of the Company hereunder; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to such Commitment Party’s affiliates and their officers, directors, employees, agents and advisors and to actual or prospective assignees and participants, and then only on a confidential basis, (b) as required by any law, rule or regulation or judicial process, (c) to any rating agency when required by it, provided that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any such Information relating to the Company received by it from such Commitment Party, (d) as requested or required by any state, federal or foreign authority or examiner regulating banks or banking, (e) in connection with the exercise of any

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remedies hereunder or any suit, action or proceeding relating to this Commitment Letter or the enforcement of rights hereunder and (f) to the extent such confidential information (i) becomes publicly available other than as a result of a breach of this Section 7 or (ii) becomes available to any Commitment Party from a source other than the Company which such Commitment Party has no reason to believe has any confidentiality or fiduciary obligation to the Company with respect to such information.

The Company acknowledges that the Commitment Parties and/or one or more of their affiliates may be providing financing, equity capital, financial advisory and/or other services to parties whose interests may conflict with the Company’s interests.  Consistent with such Commitment Party’s policy to hold in confidence the affairs of its customers, neither any Commitment Party nor any of their affiliates will furnish confidential information obtained from the Company to any of such Commitment Party’s other customers.  Furthermore, neither any Commitment Party nor any of their affiliates will make available to the Company confidential information that such Commitment Party obtained or may obtain from any other person.  In connection with the services and transactions contemplated hereby, you agree that each Commitment Party is permitted to access, use and share with any of its bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of such Commitment Party or any of such affiliates.

Section 8.  Representations and Warranties of the Company.  The Company represents and warrants that (x) all written Information, other than Projections (as defined below), that has been or will hereafter be made available to any Commitment Party, any Lender or any potential Lender by or on behalf of the Company or any of its representatives in connection with the transactions contemplated hereby, taken as a whole, and to the best of your knowledge to the extent that the Information relates to the Acquired Companies and their subsidiaries, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (y) all financial projections concerning the Company and its subsidiaries that have been or will hereafter be made available to any Commitment Party, any Lender or any potential Lender by the Company or any of its representatives in connection with the transactions contemplated hereby (the “Projections”) have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time made.  You agree to furnish us with further and supplemental information from time to time until the Closing Date (as defined in the Summary of Terms) and, if requested by us, for such period thereafter as is necessary to complete the syndication of the Senior Credit Facility so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date and such later date on which the syndication is completed as if the Information were being furnished, and such representation, warranty and covenant were being made, on such date.  In issuing this commitment and in arranging and syndicating the Senior Credit Facility, the Commitment Parties are and will be using and relying on the Information without independent verification thereof.

In providing this Commitment Letter, the Commitment Parties are relying on the accuracy of the information furnished to it by or on behalf of the Company and its affiliates without independent verification thereof.

Section 9.  No Third Party Reliance, Etc.  The agreements of the Commitment Parties hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for the benefit of the Company and may not be relied upon or enforced by any other person.  This Commitment Letter (including the Summary of Terms) and the Fee Letter embody the entire agreement and understanding among Bank of America, BAS, Citi, you and your affiliates with respect to the Senior Credit Facility and supersedes all prior agreements and understandings relating to the specific matters hereof.  Those matters that are not covered or made clear herein are subject to mutual agreement of the

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parties.  The Company may not assign or delegate any of its rights or obligations hereunder without each Commitment Party’s prior written consent.  This Commitment Letter may not be amended or modified, or any provisions hereof waived, except by a written agreement signed by all parties hereto.  No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter.  This Commitment Letter is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree that:  (a) (i) the arranging and other services described herein regarding the Senior Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and Bank of America and BAS and each other Lead Arranger, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) Bank of America and BAS and each other Lead Arranger each has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) neither Bank of America nor BAS nor any other Lead Arranger has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) Bank of America and BAS and each other Lead Arranger, and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and Bank of America and BAS and any other Lead Arranger have no obligation to disclose any of such interests to you or your affiliates.  To the fullest extent permitted by law, you hereby waive and release any claims that you may have against Bank of America and BAS and any other Lead Arranger with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The Company acknowledges that one or more Commitment Parties or their affiliates currently are acting as lenders under (i) that certain Credit Agreement of the Company dated as of May 22, 2006 (the “PEP 2006 CA”), (ii) that certain Credit Agreement of the Company dated as of June 25, 2009 (the “PEP 2009 CA”), (iii) that certain Credit Agreement of PBG dated as of October 19, 2007 (the “PBG CA”) and (iv) that certain Credit Agreement of PAS dated as of June 6, 2006 (the “PAS CA”, and together with the PBG CA, the “Target Existing Facilities”; the PEP 2006 CA, the PEP 2009 CA and the Target Existing Facilities are collectively, the “Existing Senior Credit Agreements”).  The Company’s and its affiliates’ rights and obligations under any other agreement with any Commitment Party or any of its affiliates (including the Existing Senior Credit Agreements) that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this letter agreement, and none of such rights and obligations under such other agreements shall be affected by such Commitment Party’s performance or lack of performance of services hereunder.  The Company further acknowledges that any Commitment Party or its affiliates may currently or in the future participate in other debt or equity transactions on behalf of or render financial advisory services to the Company or other companies that may be involved in a competing transaction.  The Company hereby agrees that each Commitment Party may render its services under this letter agreement notwithstanding any actual or potential conflict of interest presented by the foregoing, and the Company hereby waives any conflict of interest claims relating to the relationship between such Commitment Party and the Company and its affiliates in connection with the engagement contemplated hereby, on the one hand, and the exercise by such Commitment Party or any of its affiliates of any of their rights and duties under any credit or other agreement (including the Existing Senior Credit Agreements), on the other hand.

Section 10.  Governing Law, Submission to Jurisdiction, Etc.  This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York.  This Commitment Letter

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sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto.  This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter.  Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of an original executed counterpart of this Commitment Letter.  Sections 4 through 11 hereof shall survive the termination of the commitments of the Commitment Parties hereunder.  The Company acknowledges that Information Materials and documents relating to the Facility may be transmitted through Intralinks or similar electronic transmission systems.  Each of the Commitment Parties reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to such Commitment Party in such manner as it and its affiliates may agree in its sole discretion.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Service of any process, summons, notice or document by registered mail addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

Section 11.  Waiver of Jury Trial.  Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Section 12.  Patriot Act Compliance.  Each Commitment Party  hereby notifies you that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), each of them is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow such Commitment Party to identify the Company in accordance with the Patriot Act.  In that connection, each Commitment Party may also request corporate formation documents, or other forms of identification, to verify information provided.

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ David L. Catherall
	Name:	David L. Catherall
	Title:	Senior Vice President

BANC OF AMERICA SECURITIES LLC

By:	/s/ Shaun Dreyer
	Name:	Shaun Dreyer
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Carolyn A. Kee
	Name:	Carolyn A. Kee
	Title:	Managing Director

ACCEPTED AND AGREED
on August 4, 2009:

PEPSICO, INC.

By:	/s/ Maria Teresa Hilado
	Name:	Maria Teresa Hilado
	Title:	Senior Vice President, Finance
and Treasurer

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EXHIBIT A

SUMMARY OF INDICATIVE TERMS AND CONDITIONS
PROJECT ALCHEMY
$4,000,000,000 SENIOR CREDIT FACILITY1

BORROWER:
PepsiCo, Inc., a North Carolina corporation (the “Company”) and certain wholly-owned subsidiaries of the Company to be designated as co-borrowers pursuant to the definitive documentation (the “Designated Borrowers”) on terms substantially identical to those set forth in the 364-Day Credit Agreement dated as of June 25, 2009 among the Company, as borrower, the lenders named therein and Citibank, N.A. as administrative agent (the “Existing 364-Day Facility”).

ADMINISTRATIVE AGENT:	Bank of America, N.A. (“Bank of America”) will act as sole administrative agent (the “Administrative Agent”).

SYNDICATION AGENT:	Citigroup Global Markets Inc. (“CGMI”) will act as sole syndication agent.

JOINT LEAD ARRANGERS AND JOINT BOOK MANAGERS:	Banc of America Securities LLC and CGMI will act as joint lead arrangers and joint book managers (the “Lead Arrangers”).

LENDERS:
A syndicate of financial institutions (including Bank of America and an affiliate of CGMI) arranged by the Lead Arrangers in consultation with the Company, which institutions shall be acceptable to the Administrative Agent (collectively, the “Lenders”).

SENIOR CREDIT FACILITY:	An aggregate principal amount of up to $4,000,000,000 will be available on a revolving basis for 364 days from the Closing Date.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used to finance the Acquisition and related fees and expenses, including to backstop commercial paper issued in connection therewith.

CLOSING DATE:	The date, on or before March 31, 2010, on which the Operative Documents shall have been executed and delivered and the Acquisition shall be consummated (the “Closing Date”).

[1]	Capitalized terms used in this Summary of Indicative Terms and Conditions and not otherwise defined are used herein as defined in the Commitment Letter to which this summary is attached.

MATURITY:
The Senior Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable 364 days from the Closing Date.  There shall not be an extension option with respect to the maturity of the Senior Credit Facility.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	Substantially identical to the Existing 364-Day Facility.

MANDATORY PREPAYMENTS AND COMMITMENT
REDUCTIONS:
(a) 100% of all net cash proceeds from sales and casualty or condemnation losses of domestic property and assets of the Company and its subsidiaries (excluding sales of inventory in the ordinary course of business, individual sales that generate net cash proceeds of less than $250,000,000 up to an aggregate of $750,000,000, all sales that generate less than $10,000,000 of net cash proceeds individually and other exceptions to be agreed upon in the loan documentation), (b) 100% of all net cash proceeds from the issuance of additional equity interests in the Company or any of its subsidiaries otherwise permitted under the loan documentation (subject to exceptions to be agreed in the loan documentation) and (c) 100% of all net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of the Company or any of its subsidiaries (subject to exceptions to be agreed in the loan documentation including but not limited to any issuances of commercial paper, intercompany debt or borrowings by foreign subsidiaries) shall be applied to the prepayment of (and permanent reduction of the commitments under) the Senior Credit Facility.

CONDITIONS PRECEDENT TO CLOSING:	The closing and the initial extension of credit under the Senior Credit Facility will be subject to satisfaction of only the following conditions precedent:

(i)
The negotiation, execution and delivery of definitive documentation (including, without limitation, satisfactory legal opinions and other customary closing documents) for the Senior Credit Facility satisfactory to the Company, the Lead Arrangers, the Administrative Agent and the Lenders.  It is understood and agreed that except as expressly contemplated in this Summary of Terms and Conditions, the provisions of  the Senior Credit Facility shall be substantially identical to those of the Existing 364-Day Facility.

(ii)
There shall not have occurred since December 27, 2008 a material adverse change in the financial condition, operations or properties of the Company and its subsidiaries taken as a whole (after giving pro forma effect to the Acquisition) that has not been publicly disclosed prior to the date of the Commitment Letter,.

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(iii)
The Company shall have as of the Closing Date a rating on its long-term indebtedness of A- or higher from Standard & Poor’s Ratings Group and A3 or higher from Moody’s Investors Service, Inc., in each case with a stable or better outlook.

(iv)
The merger agreements or similar agreements (including all schedules and exhibits thereto) (collectively, the “Merger Agreements”) related to the Acquisition shall not have been amended or modified or any condition therein waived, in each case in a manner that is materially adverse to the interests of the Lenders, without the prior written consent of the Lead Arrangers.  The Acquisition shall have been consummated in accordance with the terms of the Merger Agreements and in compliance with applicable law and regulatory approvals and the Lead Arranger and the Initial Lenders shall have received evidence reasonably satisfactory to it that any mergers to effect the Transaction shall have been consummated.

(v)	Other conditions precedent substantially identical to those in the Existing 364-Day Facility.

CONDITIONS PRECEDENT TO ALL EXTENSIONS
OF CREDIT	Substantially identical to the Existing 364-Day Facility.

REPRESENTATIONS AND WARRANTIES:	Substantially identical to the Existing 364-Day Facility.

COVENANTS:
Substantially identical to the Existing 364-Day Facility, and a covenant that in the event that PepsiCola Metropolitan Bottling Company, a New Jersey corporation, or such other company or companies as shall be the legal successors of each Acquired Company after consummation of the mergers giving effect to the Acquisition shall provide a guarantee of the Company's indebtedness under any credit facility or indenture of the Company, such person or persons shall provide a guarantee of the Company's indebtedness under the Senior Credit Facility on substantially the same terms as such guarantee.

EVENTS OF DEFAULT:	Substantially identical to the Existing 364-Day Facility.

ASSIGNMENTS AND PARTICIPATIONS:	Substantially identical to the Existing 364-Day Facility.

WAIVERS AND AMENDMENTS:	Substantially identical to the Existing 364-Day Facility.

INDEMNIFICATION:
The Company will indemnify and hold harmless the Administrative Agent, each Lead Arranger, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facility, the Company’s use

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of loan proceeds or the commitments, including, but not limited to, the reasonable fees of one counsel (subject to customary provisions regarding special and local counsel and conflicts of interest) and settlement costs, except to the extent such losses, claims, damages, liabilities or expenses arise from such indemnified person’s gross negligence, willful misconduct or material breach in bad faith of its obligations under the Senior Credit Facility. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of New York.

OTHER:
Each of the parties shall, to the fullest extent permitted under applicable law, (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction.  The loan documentation will contain increased cost, withholding tax, capital adequacy and yield protection provisions, in each case, substantially identical to the Existing 364-Day Facility.

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.